Exhibit 99.2

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD,
United Kingdom and incorporated in England and Wales with company number 9425113)

2 October 2017

Dear Shareholder

General Meeting of Shareholders of Ferroglobe Plc (“Ferroglobe” or the “Company”)

I am pleased to invite you to attend a general meeting of Ferroglobe’s shareholders (the “General Meeting”), to be held at 3.00 p.m. (British Summer Time) on Thursday, 26 October 2017 at 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom.  The accompanying notice of General Meeting describes the meeting, the resolution you will be asked to consider and vote upon, and related matters.

Your vote is important, regardless of the number of shares you own.  Whether or not you intend to attend the General Meeting, please vote as soon as possible to make sure that your shares are represented.  You may vote via the internet, by phone, or by mail by signing, dating and returning your proxy card in the envelope provided.

RECOMMENDATION

The resolution relates to proposed changes to the Articles of Association of the Company which would simplify them significantly by removing the different categories of Director and bring them into line with best practice in the US and UK markets.  The changes would also remove a number of provisions which date back to the merger of Globe Specialty Metals, Inc. with Grupo FerroAtlantica, S.A.U. but which are no longer operative.  These changes would be effected by the adoption of a new set of Articles of Association in the form set out in the Schedule to this Circular in place of the existing Articles of Association of the Company.

You will find an explanation of the resolution in the Explanatory Notes on pages 3 to 9 (inclusive) of this Circular.  The Board considers that the resolution to be put to the General Meeting to be in the best interests of the Company and its shareholders as a whole and likely to promote the success of the Company.  The Board unanimously recommends that you vote “for” the proposed resolution, as the members of the Board intend to do in respect of their beneficial holdings.

Thank you for your continued support of Ferroglobe.

Yours sincerely,

Javier López Madrid
Executive Chairman

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FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD,
United Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe Plc (“Ferroglobe” or the “Company”):

Notice is hereby given that a General Meeting of Ferroglobe’s shareholders will be held on Thursday, 26 October 2017 at 3.00 p.m. (British Summer Time) at 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom.

The business of the General Meeting will be to consider and, if thought fit, pass the resolution below, which will be proposed as a special resolution.

An explanation of the resolution is given in the Explanatory Notes on pages 3 to 9 (inclusive) of this Circular and additional information for those entitled to attend the General Meeting can be found on pages 11 to 14 (inclusive).

The differences between the current Articles of Association and the Amended and Restated Articles of Association referred to in the resolution are marked in the Schedule to this Circular.

The resolution will be decided on a poll.  Each shareholder has one vote for each Ordinary Share held.

SPECIAL RESOLUTION:

Amendment and Restatement of the Company’s Articles of Association

THAT the Amended and Restated Articles of Association set out in the Schedule to the Circular dated 2 October 2017 be adopted by the Company in place of its existing Articles of Association.

Nick Deeming
Company Secretary

2 October 2017

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Explanatory notes to the resolution

Summary of proposed amendments to the Articles of Association and other changes to the Corporate Governance structure of the Company

In this section, words and expressions defined in the Articles of Association of the Company (the “Articles”) have the meanings given in the Articles; References to numbered “Current Articles” are to the Articles in effect prior to the proposed amendments discussed below and references to numbered “New Articles” are to the Articles as they would take effect if the resolution is duly passed.

The current governance structure

The current corporate governance structure of the Company is set out in the Articles and supplemented by the Shareholders’ Agreement between Grupo Villar Mir S.A.U. (“Grupo VM”) and the Company dated as of December 23, 2015 (the “Shareholders’ Agreement”).  The Articles were adopted, and the Shareholders’ Agreement was signed, at the time of the merger between Globe Specialty Metals, Inc. (“GSM”) and Grupo FerroAtlantica, S.A.U. in December 2015.  Although the Articles were amended at the Annual General Meeting in June 2017 (the “2017 AGM”) to provide for the chief executive officer (“CEO)”) to join the Board, they still reflect the negotiated positions of the various constituencies to the merger acting at arms’ length.

The number of available Board positions is currently set at ten, having been increased from nine at the 2017 AGM.  At that meeting, Pedro Larrea was appointed to the Board.  Over recent months, a search has been underway for an additional Independent Director (to fill the vacancy left by Alan Kestenbaum) and a recommendation will be made to the Board at its meeting on 26 October.

Grupo VM is currently entitled to nominate a proportion of the Board members (“Grupo VM Directors”) which is commensurate with its percentage holding of the Ordinary Shares (currently 55%) but two of its nominees must be “independent” within the meaning of the Nasdaq Rules.  The remainder of the Board is comprised of “Independent Directors” within the meaning of the Articles, plus the CEO.  The current Independent Directors were initially appointed as representatives of GSM.  The CEO sits on the Board but is categorised as neither a Grupo VM Director nor an Independent Director and his vote is not counted on matters which require the approval of a special majority of Directors.  Once the new Independent Director referred to above has been appointed, there will be ten Directors on the Board.

The Articles confer different rights on these different categories of Directors and apply different procedures to their evaluation and appointment.  This approach is not consistent with current best corporate governance practice for listed companies in the United Kingdom or the United States.  In particular, under the current arrangements:

●	apart from the CEO, none of the candidates for election to the Board is approved by the Board as a whole;

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●
none of the candidates for election as a director is nominated or recommended by the Nominating & Corporate Governance Committee (or any other committee performing the functions of a nominations committee);

●
the Independent Directors have the exclusive right to nominate their successors and to fill vacancies on the Board within that class of Directors (subject to review by the Nominating & Corporate Governance Committee);

●
those Grupo VM Directors who are not required to meet the independence requirements under Nasdaq rules are not subject to review by the Nominating & Corporate Governance Committee (or any other committee performing the functions of a nominations committee);

●
the procedure for the Nominating & Corporate Governance Committee to review other candidates for nomination to the Board mandated by the Articles only empowers the Nominating & Corporate Governance Committee to raise objections to a pre-identified candidate (which must be explained to the candidate) rather than to conduct its own independent candidate search and confidential evaluation (although, by agreement amongst the Directors constituencies, the Board appointed a selection committee on which all constituencies were represented, to fill the current vacancy);

●
as the Shareholders’ Agreement obliges Grupo VM to vote in favour of the appointment of any Director who is nominated in accordance with the Articles and Grupo VM holds a majority of the Ordinary Shares, the independent shareholders of the Company currently have no effective say in the appointment of Independent Directors.

The Articles (Current Article 34.3) also identify a number of matters which require special majorities for the Board to approve them.  Specifically, the affirmative vote of at least six Directors, including at least one Independent Director, is required for the following:

●	any merger or similar transaction involving the Company (subject to stated exceptions);

●	the payment of any special dividend;

●	the extraordinary purchase, repurchase or redemption by the Company of any of its own shares;

●	the appointment or removal of Directors otherwise than in accordance with the Articles;

●	the alteration, amendment or repeal of certain provisions in the Articles which entrench the current governance structure;

●	any increase or decrease in the size of the Board;

●	the removal of the Executive Chairman without cause prior to December 2019 or the appointment or election of a replacement;

●	the alteration, amendment or repeal of any authorization given by the Board to any Director in respect of any actual or potential conflict of interest or compliance with

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any agreement entered into by the Company which restricts the exercise of a Director’s discretion;

●	the alteration, amendment or repeal of any guidelines on the authority and responsibilities of the Executive Chairman and the Executive Vice-Chairman;

●	any application to seek controlled company status under Nasdaq Rules,

●	and, until December 2018, the affirmative vote of at least five directors, excluding the CEO, is required for any of the following:

●	the incurrence of indebtedness in excess of $300 million;

●	the issuance of shares of the Company in excess of $300 million;

●	affiliate transactions; and

●	the creation of any committee of the Board.

The Articles (Current Article 34.3(d)) also require the affirmative vote of a majority of the Directors who are independent of Grupo VM and otherwise unconflicted to approve any alteration, amendment, repeal or waiver of the Shareholders’ Agreement.

Proposed changes

Corporate Governance Structure

Eighteen months have passed since the merger.  With the benefit of that eighteen months’ experience, and after careful consideration, the Board has concluded that this differentiation between categories of Director, and most of the special majority voting requirements, are now neither necessary to protect the interests of different shareholder groups nor appropriate in the interests of the Company.

In place of the current arrangements it is proposed that a new Nominations Committee (“Nom Com”) would take over the exclusive responsibility for Board nominations from the current Nominations & Corporate Governance Committee and that this new Nom Com would have a remit to select candidates on the basis of objective merit-based criteria (New Article 26).  The Nom Com would comprise a minimum of three Directors, a majority of whom must be independent of the Company and of its majority shareholder and, while Grupo VM and its Affiliates beneficially own at least 30% of the Ordinary Shares, the GVM Nominees (as defined below) will be entitled to nominate not more than two-fifths of the members of the Nom Com.  The Nom Com will be chaired by the Executive Chairman.

The rights of Grupo VM and the Independent Directors to make nominations for election to the Board at general meetings would be deleted from the Articles (Current Articles 17.2 and 25.3 to 25.9).  However, as discussed below, Grupo VM will have a right under the Shareholders’ Agreement to propose candidates to the Nom Com for consideration and will be entitled to put candidates forward for election at a general meeting if the Board does not appoint a specified number of these nominees.

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All decisions to appoint a Director to the Board or to nominate a Director for election (or re- election) at a general meeting of the Company would be made by resolution of the Board, following evaluation by the Nom Com.

The Board would not appoint a Director to fill a casual vacancy, or nominate a Director for election (or re-election) at a general meeting of the Company, unless he or she has been recommended to the Board by the Nom Com (New Articles 25.1 and 25.2).  The Nom Com would make its recommendations to the Board in good faith in accordance with its fiduciary duties in the interests of the Company.

Without imposing any obligation, under the Nom Com’s terms of reference, individual Directors would be entitled to propose candidates to the Nom Com for consideration and the Nom Com would be entitled to invite others to participate in its evaluation of candidates for election or re-election to the Board.

When voting on the appointment or nomination of any Director, all members of the Board will have a legal duty to act in good faith, in the interests of the Company without regard to any separate interest they may have.  This duty would be recited in the Articles (New Article 25.3).

The Shareholders’ Agreement would be amended to provide that Grupo VM will have the right to require that, at any time, a specified number of members of the Board shall, from time to time, be persons proposed to the Nom Com by Grupo VM (“GVM Nominees”) and, for this purpose, to propose candidates for the Nom Com to consider for recommendation to the Board.  This number would be three, while Grupo VM holds more than 25% of the Ordinary Shares, two while Grupo VM holds more than 15% but not more than 25% of the Ordinary Shares and one while Grupo VM holds more than 10% but not more than 15% of the Ordinary Shares.

With a view to ensuring that a specified majority of Directors on the Board from time to time are independent of the Company and its major shareholder, the Board would adopt the Corporate Governance Policy set out in the statement on page 10.  The Company would adopt a policy that while Grupo VM has the right under the Shareholders’ Agreement to require that at least three members of the Board shall, from time to time, be persons proposed to the Nom Com by Grupo VM, there shall be at least five Directors on the Board who are independent within the meaning of the New Articles.  This number would reduce as Grupo VM’s right to make nominations under the Shareholders’ Agreement reduces.  This policy would be published on the Company’s website.

This policy would be reviewed on the date falling 18 months after the New Articles take effect but the Company expects, in any case, to maintain a majority of independent Directors.

Grupo VM’s right to nominate a specified number of Directors to the Board and the exclusive right for the incumbent Independent Directors to nominate their successors would be removed from the Articles.

Under New Article 25.4, while Grupo VM and its Affiliates beneficially owns at least 10% of the Ordinary Shares, they would not be entitled to vote against the appointment of a Director at any general meeting unless a majority of the GVM Nominees have voted against the

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nomination of that candidate at the relevant Board meeting.  The Shareholders’ Agreement would be amended to provide that if a majority of the GVM Nominees do vote against such nomination no action would be taken to propose that candidate, or an alternative candidate, for election for a period of 15 days while the GVM Nominees and the independent Directors discuss the matter and seek to resolve any disagreement.

The Shareholders’ Agreement would provide that where a vacancy on the Board arises as a result of

(a)	the death of a Director, or

(b)	the resignation of a Director, or

(c)	the removal of a Director, or

(d)	a majority of the shareholders voting against the election or re-election of a Director, or

(e)
the Board deciding not to put a candidate forward for election or re-election at the annual general meeting when a majority of the GVM Nominees have voted, at the relevant Board meeting prior to that annual general meeting, against putting that candidate forward for election or re-election at the annual general meeting,

(each a “Casual Vacancy”), then the Nom Com shall be entitled to propose a candidate to the Board for appointment by the Board to fill the Casual Vacancy so arising unless the Casual Vacancy arises by reason the death, resignation, removal or failure to win re-election of the CEO.

The candidate who the Nom Com may propose shall not be an individual falling within (b) to (e) (inclusive) above.  This would also be included in the terms of reference of the Nom Com.

If the Nom Com has recommended two successive candidates for appointment to the Board of Directors to fill the same Casual Vacancy and a majority of the Grupo VM Directors has voted against the appointment of each of those candidates, the Grupo VM Directors shall abstain from voting in relation to the appointment of any third candidate who the Nom Com may recommend to fill such Casual Vacancy.

In the case of a Casual Vacancy created by the death, resignation, removal or failure to win re-election of a Director who was a GVM Nominee, (i) any candidate proposed by the Nominations Committee must first be nominated by GVM in accordance with the GVM Shareholders’ Agreement and (ii) the preceding paragraph shall not apply.

The requirement for Grupo VM to vote in favour of the appointment of any candidate for election as a Director would be removed from the Shareholders’ Agreement.  However, GVM would not vote against a candidate for election at a general meeting unless a majority of the GVM Nominees votes against proposing that candidate at the relevant Board meeting.

The terms of reference of the Nom Com would provide that if it does not recommend the re- election of a sitting independent Director, it must propose an alternative candidate for election to fill the vacancy arising if the vacancy would otherwise leave the Board in breach of the Corporate Governance Policy.

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The maximum number of Directors would be increased to eleven.  Where any vacancy on the Board arises between annual general meetings, the Nom Com would be entitled to propose a candidate to the Board for appointment to fill such vacancy but would not be obliged to do so unless such vacancy gives rise to a breach of the Corporate Governance Policy.

As a consequence of removing the separate categories of Directors, the current requirements for special majorities of specified Directors to approve certain matters would be removed from the Articles, save as detailed below.  As currently, while Grupo VM holds 15% or more of the Ordinary Shares, the approval of a majority of the independent Directors (who are not conflicted in relation to the relevant matter) would be required to authorize any transaction, agreement or arrangement between Grupo VM or any of its Affiliates or Connected Persons and the Company or any of its Affiliates (“related party contracts”), or the alteration, amendment, repeal or waiver of any related party contract (including the Shareholders’ Agreement).  In order to grant Javier López Madrid a three year term as Executive Chairman, the removal of the Executive Chairman other than for cause and the appointment of a new Executive Chairman prior to 31 December 2019 would require the approval of a majority of the GVM Nominees on the Board and a majority of the independent Directors.  Current Article 34.3 will be deleted and New Articles 35.3 and 35.4 will be added.

Current Article 2.4(n) contains a concept of the “entire” Board.  This is the maximum number of Directors who may be appointed at any time and certain decisions require specified majorities of the “entire” Board irrespective of the number of Directors who hold office at any given time.

This concept would be removed from the Articles which would set a maximum and minimum number of Directors (two and eleven respectively in New Article 24.1).  Decisions of the Board would require a simple majority of the Directors present and voting at the relevant Board meeting, save that related party contracts will require the approval of a majority of independent Directors.  References to the “entire” Board would be amended accordingly.

Directors are currently proposed for election (or re-election) at the Annual General Meeting on the basis of a “slate” system.  Under this system, the candidates are elected to fill the available Board seats in order of preference based on the number of votes cast in their favour at the meeting.  Consequently, it is possible for a candidate to be elected as a Director even if a majority of the votes are cast against his or her election.

It is proposed that this system be replaced and that the election of each Director at any general meeting would be by simple majority vote.  A director who is proposed for election but who fails to secure a simple majority in favour of his or her election would not, therefore, be elected to the Board irrespective of the number of votes cast in favour of other candidates.  Accordingly, Current Article 25.10 would be deleted.

The requirement for representation of Grupo VM Directors and Independent Directors in all committees of the Board would be deleted.  The appointment of Directors to Board committees would be decided by simple majority.  Current Article 30.2 would be modified accordingly.

No special majority of the Board would be required to approve the appointment by a Director of an alternate.  Current Article 28.1 would be modified accordingly.

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The Corporate Governance Policy which the Company proposes to adopt would also provide for the creation of a new role of Senior Independent Director (“SID”).  The Board would appoint the SID from among the independent Directors to provide a sounding board for the Chairman, serve as an intermediary for the other directors where necessary and carry out the other functions set out in the policy.

Redundant provisions

The Articles currently constitute a separate class of A Ordinary Shares carrying the right to a special dividend from any proceeds of representation and warranty insurance which related to the merger and contemplated certain other arrangements to address the potential warranty liability of Grupo FerroAtlantica, S.A.U to the former shareholders of GSM.

As there are no longer any A Ordinary Shares in issue, it is proposed that these provisions be removed from the Articles.  Accordingly, Current Articles 4.1(b), 4.12, 4.13, 4.14, 5.6, 6.4, 6.5, 11.2, 39.2, 39.3 and 39.4 would be deleted.

As Alan Kestenbaum is no longer the Executive Chairman, provisions in the Articles which refer to him would be removed (Current Articles 25.5 and 32.4).

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Corporate Governance Policy Statement

Subject to the passing of the resolution to amend the Company’s Articles of Association proposed at the General Meeting of the Company convened for 26 October, 2017 (the Articles as so amended being the “New Articles”), The Board will adopt the following Corporate Governance Policies.

Independent Directors

While Grupo VM has the right under the Shareholders’ Agreement to require that at least three members of the Board shall, from time to time, be persons proposed to the Nom Com by Grupo VM, there shall be at least five Directors on the Board who are independent within the meaning of the New Articles.  This number shall reduce by one as Grupo VM’s right under the Shareholders’ Agreement reduces, so that while Grupo VM has the right under the Shareholders’ Agreement to require that at least two members of the Board shall, from time to time, be persons proposed to the Nom Com by Grupo VM, there shall be at least four independent Directors on the Board and while Grupo VM has the right under the Shareholders’ Agreement to require that at least one member of the Board shall, from time to time, be persons proposed to the Nom Com by Grupo VM, there shall be at least three independent Directors on the Board.

This policy shall be reviewed on the date falling 18 months after the New Articles take effect, it being the Company’s policy, in any case, to ensure that at all times a majority of the Directors shall be independent within the meaning set out in the New Articles.

Senior Independent Director

The Board will appoint one of the independent Directors to be the lead independent director (known in the UK as the SID), to provide a sounding board for the Chairman and to serve as an intermediary for the other directors where necessary.

The SID, will have the same general legal responsibilities to the Company as any other Director.  In addition, the SID will:

●	Be available to shareholders if they have concerns which contact through the normal channels of Executive Chairman or CEO have failed to resolve or for which such contact would be inappropriate.

●	Act as a sounding board for the Chairman and CEO.

●	Assist the Executive Chairman with the co-ordinating and decision-making of the Board.

●	Be a conduit, as required, for views by other independent Directors and facilitate dialogue with the executive Directors.

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Notes:

1.
In accordance with the Articles, all resolutions will be taken on a poll.  Voting on a poll will mean that each Ordinary Share whose holder is represented in person or by proxy will carry one vote at the meeting.

2.
The resolution will be proposed as a special resolution, which means that the resolution must be passed by a majority of not less than 75% of the total voting rights of Shareholders who vote on the resolution, whether in person or by proxy.

3.
“Shareholders of record” are those persons registered in the register of members of the Company as holders of Ordinary Shares at 3.00 p.m. (British Summer Time) on 28 September, 2017.  If your Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those Ordinary Shares.

4.
Beneficial owners of Ordinary Shares as at 3.00 p.m. (British Summer Time) on 28 September, 2017 have the right to direct their broker or other agent how to vote the Ordinary Shares in their account and are also invited to attend the General Meeting.  However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the General Meeting unless they request and obtain a legal proxy from, or are appointed to act as corporate representative in respect of those shares by, their broker or agent.

5.
Any Shareholder of record attending the General Meeting has the right to ask questions.  The Company must  cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information, or if the information has already been given (in Q&A format) on the Company’s website.

6.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend, speak and vote at the General Meeting and to appoint more than one proxy in relation to the General Meeting (provided that each proxy is appointed to exercise the rights attached to different Ordinary Shares).  Such proxies need not be Shareholders of record, but must attend the General Meeting and vote as the Shareholder of record instructs.  Further details regarding the process to appoint a proxy, voting, and the deadlines therefor, are set out in the “Voting Process and Revocation of Proxies” section below.

7.
The results of the polls taken at the General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable after the meeting and for a period of two years thereafter.

8.	A copy of this notice can be found at the Company’s website, www.ferroglobe.com.

9.
Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

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10.
To be admitted to the General Meeting, please bring the Admission Ticket that you will have received through the post.  You will need to be able to provide your photo identification at the registration desk.

11.
On arrival at the General Meeting venue, all those entitled to vote will be required to register and collect a poll card.  In order to facilitate these arrangements, please arrive at the General Meeting venue in good time.  You will be given instructions on how to complete your poll card at the General Meeting.

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VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

●
By Internet – You can vote over the Internet at www.envisionreports.com/GSM by following the instructions at such web address.  You will need to enter your control number, which is a 15-digit number located in a box on your proxy card.  We encourage you to vote by Internet even if you received this notice in the mail.

●
By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652- 8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

●
By Mail – If you received this notice by mail or if you requested paper copies of this notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 3.00 p.m. (British Summer Time) on 24 October 2017.  Submitting your proxy by any of these methods will not affect your ability to attend the General Meeting in-person and vote at the General Meeting.

If your shares are held in “street name”, meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares.  You must follow the instructions of the Shareholder of record in order for your shares to be voted.  Telephone and Internet voting may also be offered to Shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate.

A Shareholder who has given a proxy may revoke it at any time before it is exercised at the General Meeting by:

●	attending the General Meeting and voting in person;

●
voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the Shareholder does so before 3.00 p.m. (British Summer Time) on 24 October 2017;

●
delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the General Meeting, stating that the proxy is revoked; or

●	signing and delivering a subsequently dated proxy card prior to the vote at the General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202 College Station, TX 77842-9909, USA.

If you are a registered Shareholder you may request a new proxy card by calling Computershare at 1-866-490-6057 if calling from the United States, or +1-781-575-2780

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from outside the United States, or you may also send a request via email to web.queries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND VOTING IN PERSON AT THE GENERAL MEETING.  YOUR LAST VOTE, PRIOR TO OR AT THE GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

By order of the Board,

Nick Deeming
Company Secretary

2 October 2017

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SCHEDULE

PROPOSED FORM OF AMENDED AND RESTATED ARTICLES

ARTICLES OF ASSOCIATION

of

FERROGLOBE PLC

“the Company”

(~~effective as from 28 June 2017)~~adopted by a special resolution passed on 26 October 2017)

ARTICLES OF ASSOCIATION

CONTENTS

Clause		Page

1.	MODEL ARTICLES NOT TO APPLY	1

2.	INTERPRETATION	1

3.	LIABILITY OF MEMBERS	5

4.	SHARES AND SHARE CAPITAL	5

5.	AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS	8

6.	VARIATION OF RIGHTS	9

7.	SHARE CERTIFICATES	~~10~~9

8.	LIEN	10

9.	CALLS ON SHARES	1~~1~~0

10.	FORFEITURE AND SURRENDER	11

11.	TRANSFER OF SHARES	12

12.	TRANSMISSION OF SHARES	13

13.	SHARE WARRANTS	14

14.	UNTRACED MEMBERS	14

15.	ALTERATION OF CAPITAL	15

16.	GENERAL MEETINGS	16

17.	NOTICE OF GENERAL MEETINGS	16

18.	LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS	17

19.	PROCEEDINGS AT GENERAL MEETINGS	17

20.	AMENDMENTS TO RESOLUTIONS	~~2~~01

21.	PROPOSED MEMBER RESOLUTIONS	~~2~~01

22.	VOTES OF MEMBERS	~~2~~23

23.	PROXIES AND CORPORATE REPRESENTATIVES	246

24.	NUMBER OF DIRECTORS ~~27~~, CHIEF EXECUTIVE OFFICER	29

25.	APPOINTMENT OF DIRECTORS	2~~7~~9

26.	NOMINATIONS COMMITTEE	30

27.	DIRECTORS’ FEES AND EXPENSES	30

2~~7~~8.	DIRECTORS’ GRATUITIES AND BENEFITS	3~~0~~1

2~~8~~9.	ALTERNATE DIRECTORS	31

~~29~~30.	POWERS OF THE BOARD	3~~1~~2

3~~0~~1.	DELEGATION OF DIRECTORS’ POWERS	32

3~~1~~2.	DISQUALIFICATION AND REMOVAL OF DIRECTORS	33

3~~2~~3.	EXECUTIVE DIRECTORS	343

~~33~~4.	DIRECTORS’ INTERESTS	345

3~~4~~5.	PROCEEDINGS OF DIRECTORS	3~~8~~9

3~~5~~6.	MINUTES	40

3~~6~~7.	SECRETARY	4~~0~~1

3~~7~~8.	THE SEAL	4~~0~~1

3~~8~~9.	REGISTERS	41

~~39~~40.	DIVIDENDS	4~~1~~2

4~~0~~1.	SCRIP DIVIDENDS	44

4~~1~~2.	CAPITALISATION OF PROFITS	4~~5~~6

4~~2~~3.	RETURN OF CAPITAL	4~~6~~7

4~~3~~4.	CHANGE OF THE COMPANY’S NAME	4~~7~~8

4~~4~~5.	RECORD DATES	4~~7~~8

4~~5~~6.	ACCOUNTS	4~~7~~8

4~~6~~7.	NOTICES AND OTHER COMMUNICATIONS	4~~8~~9

4~~7~~8.	DESTRUCTION OF DOCUMENTS	5~~0~~2

4~~8~~9.	WINDING UP	5~~1~~3

~~49~~50.	INDEMNITY AND INSURANCE	5~~2~~3

5~~0~~1.	DISPUTE RESOLUTION	5~~2~~4

1.	MODEL ARTICLES NOT TO APPLY

The regulations in the relevant model articles shall not apply to the Company.

2.	INTERPRETATION

2.1	In these Articles (if not inconsistent with the subject or context) the following words shall bear the following meanings:

~~“A Ordinary Shares” means the A ordinary shares in the capital of the Company from time to time, identified in paragraph (b) of Article 4.1 and with the rights and being subject to the limitations in these Articles generally;~~

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.  Notwithstanding the foregoing, (i) neither the Company nor any Person Controlled by the Company shall be deemed to be an “Affiliate” of Grupo VM or of any Affiliate of Grupo VM and (ii) neither Grupo VM nor any Affiliate thereof shall be deemed to be an “Affiliate” of any other member or any Affiliate thereof by virtue of its Ordinary Shares;

~~“AK” means Alan Kestenbaum;~~

“Articles” means the articles of association for the time being of the Company;

~~“BCA” means the amended and restated business combination agreement dated May 5, 2015 between Globe Specialty Metals, Inc., a Delaware corporation, Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima, Grupo VM, Gordon Merger Sub, Inc., a Delaware corporation and the Company, as amended on September 10, 2015;~~

“Board” means the board of Directors of the Company from time to time;

“certificated share” means share in the capital of the Company which is held in physical certificated form and references in these Articles to a share being held in certificated form shall be construed accordingly;

“Change of Control” occurs where a Person who Controls any body corporate ceases to do so or if another Person acquires Control of such body corporate;

“clear days” means, in relation to the period of a notice, that period excluding the day on which a notice is given or deemed to be given and the day for which it is given or which it is to take effect;

“Companies Act” means the Companies Act 2006 including any modifications or re- enactment of it for the time being in force;

“~~Company Ordinary Shares” means the Ordinary Shares and the A Ordinary Shares;~~Connected Person” means, in relation to any company or other entity, a director, officer or controlling shareholder of, or partner in, that company or other entity or any member of their immediate family;

“Contract” means, as to any Person, any contract, lease, easement, license, instrument or understanding to which the applicable Person is a party;

“Control” means, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a

Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise; the terms “Controlled” and “Controlling” shall have a correlative meaning;

~~“Decrease Date” means the first date on which (a) Grupo VM no longer has the right to designate or nominate the majority of the entire Board pursuant to Article 25 and (b) Grupo VM Directors no longer constitute the majority of the entire Board;~~

“Depositary” means any depositary, custodian or nominee approved by the Board that holds legal title to shares in the capital of the Company for the purposes of facilitating beneficial ownership of such shares by another individual;

“Director” means a director of the Company from time to time;

~~“Director Nominees” means any person nominated as a Director in accordance with Articles 24 and 25.3 through 25.6;~~

“dividend” means dividend or bonus;

“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

“Exchange” means the stock exchange on which the Company maintains its primary listing, and in all events will be the Nasdaq so long as listed thereon;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder;

“Exchange Rules” means the rules of the Exchange applicable to the Company, as amended and supplemented from time to time;

“executed” means any mode of execution;

“Executive Chairman” has the meaning given in Article ~~25.5;”Executive Vice-Chairman” has the meaning given in Article 32.1;~~16.4;

“Governmental Authority” shall mean any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction;

“Grupo VM” means Grupo Villar Mir, S.A.U., a public limited company (sociedad anónima) incorporated under the laws of Spain;

~~“Grupo VM Director” means any Grupo VM Nominee elected to the Board in accordance with these Articles;~~

~~“Grupo VM Family Members” means (a) Juan Miguel Villar Mir and any direct descendant of Juan Miguel Villar Mir, (b) any current or former spouse of any person described in clause (a) and (c) any trust solely for the benefit of persons described in clauses (a) and (b) as to which voting and disposition power of the Company Ordinary Shares is Controlled by a Grupo VM Family Member;~~

~~“Grupo VM Nominee” has the meaning given to it in Article 25.3;~~

“holder” means, in relation to a share in the capital of the Company, the member whose name is entered in the register of members as the holder of that share;

~~“Independent Director” means (a) each Initial Independent Director and (b) any other Director nominated for election or appointment to the Board by the Independent Directors or the Board from time to time in accordance with Article 25.4, and who is a member of the Board and qualifies as an independent director under the Exchange Rules;~~ independent” in relation to a Director means that such Director is (a) independent as defined under the Exchange Rules, and (b) prior to the Sunset Date, independent from Grupo VM and any of its Affiliates;

~~“Initial Independent Director” means Donald G Barger, Jr, Stuart E Eizenstat and Bruce L Crockett;~~

“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding;

“member” means a member of the Company;

“Nasdaq” means the Nasdaq Stock Market;

“Nasdaq Rules” means the Nasdaq Stock Market Rules or the rules of such other applicable Exchange, as amended and supplemented from time to time;

“~~Nominating and Corporate Governance~~Nominations Committee” has the meaning given in Article 2~~5.8~~6;

“Office” means the registered office of the Company from time to time;

“officer” includes a Director, manager and the secretary, but shall not include an auditor;

“Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in ~~paragraph (a) of~~ Article 4.1 and with the rights and being subject to the limitations in these Articles generally;

“paid” means paid or credited as paid;

“Percentage Interest” means, with respect to any member, the percentage of the total outstanding ~~Company~~ Ordinary Shares owned by that member;

“Person” means any individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act) wherever resident or domiciled;

~~“Preferred Dividend” has the meaning given in Article 39.2;~~

~~“Preferred Dividend Term” means the period from and including the date of the adoption of these Articles by the Company until and including the earlier of (i) the date falling on the twentieth clear business day following the expiry and termination of any and all rights of the policyholder under the R&W Policy and (ii) such date as may be deemed pursuant to Article 4.14;~~

“public announcement” shall mean disclosure in a press release reported by Reuters, the Dow Jones News Service, Associated Press or a comparable news service or other method of public announcement as the Board may deem appropriate in the circumstances or in a document publicly filed by the Company with the US Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act;

~~“Qualified Director Nominees” has the meaning given in Article 25.8;~~

~~“R&W Policy” means that certain Buyer-Side Representations and Warranties Insurance Policy, issued by AIG Specialty Insurance Company, for the benefit of the Company as named insured;~~

~~“R&W Proceeds” has the meaning given in Article 39.2;~~

~~“R&W Trust” has the meaning given in Article 4.13;~~

“register” means the register of members of the Company;

“seal” means the common seal (if any) of the Company and includes an official seal (if any) kept by the Company by virtue of section 49 or 50 of the Companies Act;

“secretary” means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary of the Company;

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act;

“Sunset Date” means the first date after the date of adoption of these Articles on which Grupo VM and its Affiliates in the aggregate beneficially own less than 1~~5~~0% of the issued and outstanding ~~Company~~ Ordinary Shares;

“tender offer” means a tender offer within the meaning of Section 14(d) of the Exchange Act.

“uncertificated share” means a share in the capital of the Company which is not held in physical certificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

“undertaking” includes a body corporate, trust or partnership, joint ventures or an unincorporated association carrying on a trade or business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in these Articles appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description);

“United Kingdom” means Great Britain and Northern Ireland;

“Units” has the meaning given in Article 4.13;

“US Dollars” or “$” means the lawful currency of the United States of America; and

“Voting Shares” means the ~~Company~~ Ordinary Shares and any other shares which may be issued with the right to attend and vote at general meetings.

2.2
Subject to the following paragraph, references to any provision of any enactment or of any subordinate legislation (as defined by section 2(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

2.3
Words and expressions contained in these Articles which are not defined in Article 2 but are defined in the Companies Act have the same meaning as in the Companies Act (but excluding any modification of the Companies Act not in force at the date these Articles took effect) unless inconsistent with the subject or the context.

2.4	In these Articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders;

(c)
reference to a document or information being “sent”, “supplied” or “given” to or by a Person means such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that Person by any method authorised by these Articles, and “sending”, “supplying” and “giving” shall be construed accordingly;

(d)
references to documents “being signed” or to “signature” include a reference to it being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified in the Companies Act;

(e)
references to “writing” include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise and “written” shall be construed accordingly;

(f)	references to “other” and “otherwise” shall not be construed ejusdem generis where a wider construction is possible;

(g)	references to a power are to power of any kind, whether administrative, discretionary or otherwise;

(h)	references to a committee of the Directors are to a committee established in accordance with these Articles, whether or not comprised wholly of Directors;

(i)
any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(j)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;

(k)
the word “Board” in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

(l)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and

(m)	except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other Person who is for the time being authorised to exercise it under these Articles or under another delegation of the po~~w~~er~~; and~~.

~~(n)~~
~~references to the “entire” Board are to the total number of Director positions on the Board entitled to vote, including any vacancies, at the relevant time.  As an example, if there are nine Director positions, six of which are filled and three of which are vacant, the entire Board shall be nine Directors, so an action required to be taken by a majority of the entire Board shall require the approval of five of the six Directors in office and any action requiring the approval of two-thirds of the entire Board shall require the approval of all six Directors in office.  If one or more Directors is not entitled to vote on a resolution in accordance with Article 33, the size of the entire Board shall be deemed reduced by the number of conflicted Directors, except that any item that under these Articles requires the approval of two-thirds of the entire Board would still require either (i) the approval of two-thirds of the entire Board (determined without regard to the deemed reduction pursuant to this sentence) or (ii) the approval of two-thirds of the entire Board (determined after taking into account the deemed reduction pursuant to this sentence), including the approval of at least one Independent Director, or, if there are no Independent Directors, at least one Director who qualifies as independent under the Exchange Rules and is not a Grupo VM Director.~~

2.5
For the purposes of Articles 25.4, 26.2 and 35.4 a Director shall be regarded as a “nominee” of Grupo VM if, prior to the date of adoption of these Articles, such Director was a Grupo VM Director who was not required to be independent within the meaning of the Exchange Rules or, after the date of adoption of these Articles, Grupo VM proposed the appointment of that Director to the Nominations Committee prior to his or her appointment to the Board in accordance with the Amended and Restated Shareholders’ Agreement between the Company and Grupo VM dated 26 October 2017.

2.6	~~2.5~~ The headings are inserted for convenience only and do not affect the construction of these Articles.

3.	LIABILITY OF MEMBERS

The liability of each member is limited to the amount, if any, unpaid on the shares held by that member.

4.	SHARES AND SHARE CAPITAL

4.1	Subject to Article 5.6, the Company may issue the following shares in the capital of the Company with rights attaching to them and denominated~~, in each case,~~ as follows:

~~(a)~~          Ordinary Shares, each of which shall be denominated in US Dollars.  Each Ordinary Share shall be issued with one vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes.  The holders of Ordinary Shares shall be entitled to receive notice of, attend and speak at and vote at, ~~general meetings of the Company; and(b)          A Ordinary Shares, each of which shall be denominated in US Dollars.  Each A Ordinary Share shall be issued with one vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes.  The holders of A Ordinary Shares shall be entitled to receive notice of, attend and speak at and vote at,~~ general meetings of the Company.

4.2
Notwithstanding Article 4.1, subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares ~~(including, for the avoidance of doubt, that no share shall rank in priority to the Ordinary Shares with respect to the dividend rights of the Ordinary Shares as a result of any payment under the R&W Policy)~~:

(a)
any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Directors may determine);

(b)
the Company may issue nil paid or partly paid shares and the holder of such nil paid or partly paid shares shall have a right to vote, receive dividends and participate in a return of capital as if the shares were fully paid, together with such other rights or restrictions as the Board shall determine; and

(c)
shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder and the Board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

4.3
The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Act.  Subject to the provisions of the Companies Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

4.4
Except as required by Law or any Contract entered into by the Company, no Person shall be recognised by the Company as holding any share upon any trust.  Except as otherwise provided by these Articles or by Law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share (or in any fractional part of a share) except the holder’s absolute ownership of the entirety of the share and all the rights attaching to it.

4.5
Without prejudice to any powers which the Company or the Board may have to grant options to acquire, issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a)	the Board may permit the holding of shares in any class of shares in uncertificated form; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

4.6
Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form.

4.7	Unless the Directors decide otherwise, shares in uncertificated form will be treated as separate holdings from any certificated shares which that member holds.

4.8
Unless Law or the Exchange Rules otherwise require or the Directors otherwise determine, shares which are issued or created from or in respect of shares in uncertificated form will be in uncertificated form and shares which are issued or created from or in respect of certificated shares will be certificated shares.

4.9
The Company shall be entitled to assume that entries on any record of securities kept by it in accordance with Law and the Exchange Rules and regularly reconciled with the relevant operator of the register of securities are a complete and are an accurate reproduction of the particulars entered in the operator of the register of securities and therefore will not be liable in respect of anything done or not done by or on its behalf in reliance on such assumption; in particular, any provision of these Articles which requires or envisages action to be taken in reliance on information contained in the register or allows that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

4.10
Where the Company is entitled under any provision of the Companies Act or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Act and these Articles to:

(a)
require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b)
appoint any Person to take any other steps, by instruction given through a Depositary or otherwise, in the name of the holder of that share as may be necessary to effect the transfer of that share and these steps will be as effective as if they had been taken by the registered holder of that share; and

(c)
take any action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, reallotment or surrender of that share, or otherwise to enforce a lien in respect of that share.

4.11	If the Company has any shares in issue in uncertificated form, these Articles apply to those shares, but only so far as they are consistent with:

(a)	holding and transferring shares in ~~an~~ uncertificated form; ~~or~~and

(b)	any provision of Law and the applicable Exchange Rules,

and, without affecting the general nature of this Article, if and to the extent that any provision of these Articles is inconsistent with the holding of, transfer of title to, or maintenance of shares in uncertificated form, it shall not apply to any share ~~of any~~ class which is in uncertificated form.

~~4.12~~	~~Each A Ordinary Share shall be automatically converted into one Ordinary Share upon the earlier of:~~

~~(a)~~	~~the expiration of the Preferred Dividend Term; and~~

~~(b)~~
~~its transfer to a Person which is not (i) Grupo VM, any Grupo VM Family Member or any Affiliate of Grupo VM or a Grupo VM Family Member, (ii) any trust or similar arrangement for the benefit of any such Person, (iii) any group (within the meaning of Regulation 13D of the Exchange Act) of which any such Person is a member or (iv) any Person under any of the foregoing Persons’ Control.~~

~~4.13~~
~~At any time prior to the first anniversary of the date of the adoption of these Articles, two- thirds of the entire Board may, and at any time following the first anniversary of the date of the adoption of these Articles, a majority of the entire Board may:~~

~~(a)~~
~~establish a unit trust (the “R&W Trust”) and irrevocably and unconditionally transfer all rights, interests and claims the Company has or may have under the R&W Policy to the R&W Trust in consideration for the issue by the R&W Trust of such number of participation units (the “Units”) as is equal to the number of Ordinary Shares in issue at the time the R&W Trust is established; and~~

~~(b)~~
~~promptly following the establishment of the R&W Trust, declare a dividend of all the Units and the amount of any Preferred Dividend due but not yet paid (if any) to the holders of the Ordinary Shares in full satisfaction of the Company’s obligation to pay any Preferred Dividends.~~

~~4.14~~	~~Immediately following the payment of the dividend contemplated by paragraph (b) of Article 4.13 the Preferred Dividend Term shall be deemed to have expired.~~

4.12
~~4.15~~ Prior to the Sunset Date, in any tender offer for ~~Company~~ Ordinary Shares, (a) the holders of ~~Company~~ Ordinary Shares shall be offered the same type and amount of consideration per share in such tender offer and (b) such tender offer shall be subject to a non-waivable condition that such tender  offer be accepted by holders  of a  majority  of the ~~Company~~ Ordinary Shares not held by Grupo VM or any Affiliate of Grupo VM; provided, however, that if the holders of ~~Company~~ Ordinary Shares are offered the right to elect to receive one of two or more alternative forms of consideration, the foregoing provision shall be deemed satisfied if all holders are offered the same election rights.  This Article 4.1~~5~~2 may only be removed, amended or varied by resolution of members representing a majority of the ~~Company~~ Ordinary Shares present at a meeting of the Company, excluding ~~Company~~ Ordinary Shares held by Grupo VM or any Affiliate of Grupo VM.

4.13
~~4.16~~ Prior to the Sunset Date, in any scheme of arrangement, merger, consolidation, reorganization, business combination or other transaction negotiated with the Company that results in a Change of Control of the Company (other than any tender offer), the same type and amount of consideration per share shall be received by the holders of ~~Company~~ Ordinary Shares in such scheme of arrangement, merger, consolidation, reorganization, business combination or other transaction that  results in a Change of Control of the Company; provided, however, that (a) if the holders of ~~Company~~ Ordinary Shares are granted the right to elect to receive one of two or more alternative forms of consideration, the foregoing provision shall be deemed satisfied if all holders are granted identical election rights and (b) this requirement shall not apply with respect to any ~~Company~~ Ordinary Shares held by the counterparty to, or acquiror of the Company under, such scheme of arrangement, merger, consolidation, reorganization, business combination or other transaction or any of such counterparty’s or acquiror’s Affiliates.  This Article 4.1~~5~~3 may only be removed, amended or varied by resolution of members representing a majority of the ~~Company~~ Ordinary Shares present at a meeting of the Company, excluding ~~Company~~ Ordinary Shares held by Grupo VM or any Affiliate of Grupo VM.

4.14
~~4.17~~ Any consideration to be offered to or received by holders of ~~Company~~ Ordinary Shares pursuant to any employment, consulting, severance or other similar compensation arrangement approved by the Board, or any duly authorized committee thereof, shall not be considered to be consideration offered or received per share for purposes of the Article 4.15 or 4.16, regardless of whether such consideration is paid in connection with, or conditioned upon the completion of, such tender offer, scheme of arrangement, merger, consolidation, reorganization, business combination or other transaction that results in a Change of Control of the Company.

5.	AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS

5.1
Subject to these Articles and any agreement entered into with a member in writing, in addition to any similar authority which has not been fully utilised, the Board shall be generally and unconditionally authorised pursuant to section 551 of the Companies Act to:

(a)
exercise all of the powers of the Company to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate amount representing 50 per cent. of the number of shares in the capital of the Company as at the date of the adoption of these Articles ~~and after consummation of the transactions contemplated by the BCA (in addition to any authority to allot that has not yet expired granted to the Board prior to the date of the adoption of these Articles)~~ for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company; and

(b)
make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of the authority described in this Article 5.1 and the Board may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

5.2
Subject to these Articles, and any agreement entered into with a member in writing, the Board shall be generally empowered pursuant to section 570 of the Companies Act and section 573 of the Companies Act to allot equity securities (as defined in the Companies Act) for cash, pursuant to the authority conferred by Article 5 of these Articles as if section 561(1) of the Companies Act did not apply to the allotment.

5.3
Subject to the provisions of the Companies Act relating to the authority to allot shares and the disapplication of pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 5.4:

(a)	all shares for the time being in the capital of the Company shall be at the disposal of the Board; and

(b)
the Board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such Persons on such terms and conditions and at such times as it thinks fit.

5.4
Subject to the provisions of the Companies Act, and without prejudice to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder.  The Board may determine the terms, conditions and manner of redemption of any redeemable share so issued provided that it does so before the share is allotted, and these terms and conditions will apply to the relevant shares as if they were set out in these Articles.

5.5	The terms and conditions of any issued shares in the Company which are:

(a)	to be redeemed, or are liable to be redeemed at the option of the Company or the holder; and

(b)	were issued prior to the adoption of these Articles,

will apply to the relevant shares as if they were set out in these Articles provided that such shares were issued in accordance with the articles of the Company at the time and applicable Law.

~~5.6~~	~~The Company may not issue or allot A Ordinary Shares other than as consideration for the Stock Exchange (as defined in the BCA) or pursuant to conversion of Ordinary Shares pursuant to Article 11.2.~~

6.	VARIATION OF RIGHTS

6.1
Subject to these Articles and the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares, all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights; or

(b)
subject to Article 6.4 and 6.5, with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one or more holders, or a combination of both, but not otherwise.

6.2	Subject to the provisions of the Companies Act, all the Articles relating to general meetings will apply to any such class meeting, with any necessary changes.

6.3
For the purposes of Article 6.1, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed not to be varied or abrogated by:

(a)	the issue of further shares ranking pari passu with, or subsequent to, that share or class of shares;

(b)	the purchase or redemption by the Company of any of its own shares; and

(c)	the exercise by the Board of any of the powers contemplated by Articles ~~39~~40.~~9~~6, ~~39.1~~40.7 and 4~~0~~1.1.

~~6.4~~
~~In accordance with Article 4.1 and subject to Article 6.5, for the purpose of the variation or abrogation of the rights attaching to the Ordinary Shares and the A Ordinary Shares pursuant to Article 6.1 the Ordinary Shares and A Ordinary Shares shall constitute the same class of shares.~~

~~6.5~~
~~Article 6.4 will not apply, and the Ordinary Shares and A Ordinary Shares will constitute separate classes of shares for the purpose of Article 6.1, where the effect of the variation or abrogation is that the differences in the economic and voting rights as between the Ordinary Shares and A Ordinary Shares will cease to be the same in all material respects as such differences existed as at the date of adoption of these Articles.~~

7.	SHARE CERTIFICATES

7.1	On becoming the holder of any share other than a share in uncertificated form, every Person (except if applicable Law allows the Company not to issue share certificates) shall be entitled,

without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding).  A holder may elect to receive one or more additional certificates for any of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine from time to time.

7.2	Every certificate shall:

(a)	be issued under the seal, or under such other form of authentication as the Board may approve (which may include manual or facsimile signatures by one or more Directors); and

(b)	shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

7.3
The Company shall not be bound to issue more than one certificate for shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be sufficient delivery to all of them, and seniority shall be determined in the manner described in Article 22.3.  Shares of different classes may not be included in the same certificate.

7.4
If a share certificate is damaged, defaced or worn out or said to be lost, stolen or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the Directors may determine but otherwise free of charge, and (in the case of damage, defacement or wearing out) on delivery up of the old certificate to the Company.

8.	LIEN

8.1
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share.  The Board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of Articles 8.1 to 8.4 inclusive.  The Company’s lien on a share shall extend to all amounts (including without limitation dividends) payable in respect of it.

8.2
The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the Person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of Law, stating the amount of money due, demanding payment and stating that if the notice is not complied with the shares may be sold.

8.3
To give effect to the sale the Board may, in the case of a share in certificated form, authorise any Person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser.  In the case of a share in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 8.3, exercise any of the powers of the Company under Article 4.10 to effect the sale of the share.  The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale and the transferee shall not be bound to see to the application of the purchase money.

8.4
The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and, whether the share sold is in certificated form or uncertificated form, subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the Person entitled to the share at the date of the sale.

9.	CALLS ON SHARES

9.1
Subject to the terms of allotment, the Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares.  A call may be required to be paid by instalments.  A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part.  A Person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

9.2	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

9.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

9.4
If a call or an instalment of a call remains unpaid in whole or in part after it has become due and payable the Person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, the rate determined by the Board, not exceeding 15 per cent. per annum, or, if higher, at the appropriate rate (as defined by the Companies Act), but the Board may in respect of any individual member waive payment of interest wholly or in part.

9.5
An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment.  If it is not paid these Articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

9.6	Subject to the terms of allotment, the Directors may on the issue of shares differentiate between the allottees or holders in the amounts and times of payment of calls on their shares.

9.7
The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the amount unpaid on any shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced.  The Company may pay on all or any of the amount so advanced (until it would, but for such advance, become presently payable) interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the Board agree not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act).

10.	FORFEITURE AND SURRENDER

10.1
If a call or an instalment of a call remains unpaid, in whole or in part, after it has become due and payable, the Board may give to the Person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment.  The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

10.2
If the notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board.  The forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and which have not been paid before the forfeiture.  When a share has been forfeited, notice of the forfeiture shall be sent to the Person who was the holder of the share before the forfeiture.  An entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture.  No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

10.3
Subject to the provisions of the Companies Act, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the Person who was before the forfeiture the holder or to any other Person.  At any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board determines.  Where for the purposes of its disposal a forfeited share is to be transferred to any Person, the Board may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the Board may exercise any of the powers of the Company under Article 12.  The Company may receive the consideration given for the share on its disposal and register the transferee as the holder of the share.

10.4
A Person shall cease to be a member in respect of any share which has been forfeited or surrendered and shall, if the share is held in certificated form, surrender to the Company for cancellation the certificate for the share forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of that share plus interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the rate determined by the Board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act) from the date of forfeiture until payment.  The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

10.5
The Board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

10.6
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the Person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or are by the Companies Act given or imposed in the case of past members.

10.7
A statutory declaration by a Director or the secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all Persons claiming to be entitled to the share.  The declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share.  The Person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

11.	TRANSFER OF SHARES

11.1
Without prejudice to any power of the Company to register as member a Person to whom the right to any share has been transmitted by operation of Law, the instrument of transfer of a share in certificated form may be in any usual form or in any other form which the Board may approve.  An instrument of transfer shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.  An instrument of transfer need not be under seal.

~~11.2~~
~~Prior to the expiration of the Preferred Dividend Term, each Ordinary Share acquired by (a) (i) Grupo VM, any Grupo VM Family Member or any Affiliate of Grupo VM or a Grupo VM Family Member, (ii) any trust or similar arrangement for the benefit of any such Person referred to in (i) above, (iii) any group (within the meaning of Regulation 13D of the Exchange Act) of which any such Person referred to in (i) above is a member or (iv) any Person under any of the foregoing Persons’ Control or (b) any insurance company that issued the R&W Policy or any Affiliate of such insurance company, or any Person under such Person’s Control, shall be automatically converted into one A Ordinary Share.~~

11.2
~~11.3~~ The Board may, in its absolute discretion, refuse to register the transfer of a share in certificated form if it is not fully paid provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

11.3	~~11.4~~ The Board may, in its absolute discretion, also refuse to register the transfer of a share:

(a)	unless the instrument of transfer:

(i)
is lodged, duly stamped, at the Office or such other place as the Board has appointed, accompanied by the certificate for the share to which it relates, or such other evidence as the Directors may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

(ii)	is in respect of only one class of shares; or

(iii)	is in favour of not more than four transferees;

(b)
with respect to a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share in accordance with Article 8.2; or

(c)	in uncertificated form:

(i)	in circumstances set out in the Exchange Rules or in accordance with applicable Law; or

(ii)	unless the instrument of transfer is in favour of not more than four transferees.

11.4
~~11.5~~ If the Board refuses to register a transfer of a share, it shall as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with the Company (in the case of a transfer of a share in certificated form) send to the transferee notice of the refusal together with reasons for the refusal.  The Board shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

11.5	~~11.6~~ No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

11.6
~~11.7~~ The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the Person lodging it when notice of the refusal is sent.

11.7	~~11.8~~ Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other Person.

11.8
~~11.9~~ For the avoidance of doubt, nothing in these Articles shall require shares to be transferred by a written instrument if the Law or Exchange Rules provides otherwise and the Directors shall be empowered to implement such arrangements as they consider fit in accordance with and subject to the Law and the Exchange Rules to evidence and regulate the transfer of title to shares in the Company and for the approval or disapproval as the case may be by the Board or the operator of a Depositary of the registration of those transfers.

12.	TRANSMISSION OF SHARES

12.1
If a member dies, the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only Persons recognised by the Company as having any title to his interest, but nothing in this Article 12.1 shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

12.2
~~Subject to the limitations of Article 11.2, a~~A Person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of Law may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the share or to have some Person nominated by him registered as the transferee.  If he elects to become the holder he shall give notice to the Company to that effect.  If he elects to have another Person registered, and the share is a certificated share, he shall execute an instrument of transfer of the share to that Person.  If he elects to have himself or another Person registered and the share is an uncertificated share, he shall take any action the Board may require and/or as required in accordance with the Exchange Rules (including without limitation the execution of any document) to enable himself or that Person to be registered as the holder of the share.  All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

12.3
The Board may at any time send a notice requiring any such Person referred to in Article 12.2 to elect either to be registered himself or to transfer the share.  If the notice is not complied with within 60 days, the Board may after the expiry of that period withhold payment of all dividends or other amounts payable in respect of the share until the requirements of the notice have been complied with.

12.4
A Person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of Law shall, upon such evidence being produced as the Board may reasonably require as to his entitlement and subject otherwise to Article 12.2, have the same rights in relation to the share to which he would be entitled if he were the holder of the share, and may give a discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company.

13.	SHARE WARRANTS

13.1	In accordance with Law, the Company shall not issue share warrants to bearer.

14.	UNTRACED MEMBERS

14.1	The Company shall be entitled to sell any share held by a member, or any share to which a Person is entitled by transmission, if:

(a)
during the period of 12 years before the date of the publication of the advertisements referred to in paragraph (b) of this Article 14 (or, if published on different dates, the first date) (the relevant period) at least three dividends in respect of the share have been declared and all dividend warrants, cheques or other method of payment for amounts payable in respect of the share which have been sent and were payable in a manner authorised by these Articles have remained uncashed;

(b)
the Company has, as soon as practicable after the expiration of the relevant period, inserted an advertisement in a leading national daily newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or Person concerned, giving notice of its intention to sell such share; and

(c)
during the relevant period and the further period of three months after the publication of the advertisements referred to in paragraph (b) of this Article 14 (or, if published on different dates, the first date) the Company has received no communication from, or on behalf of, such member or Person concerned.

14.2
The Company shall also be entitled to sell any additional share issued during the relevant period of 12 years in right of any share to which Article 14.1 applies (or in right of any share so issued), if the criteria in Article 14.1 are satisfied in relation to the additional share (but as if the words “during the period of 12 years” were omitted from paragraph (a) of Article 14.1 and the words “, after the expiration of the relevant period,” were omitted from paragraph (b) of Article 14.1).

14.3	To give effect to the sale of any share pursuant to Articles 14.1 to 14.4 inclusive the Company may:

(a)
in the case of a share in certificated form, appoint any Person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or Person entitled by transmission to, the share; and

(b)
in the case of a share in uncertificated form, the Directors may, to enable the Company to deal with the share in accordance with the provisions of Articles 14.1 to 14.4 inclusive, do all acts and things it considers necessary and expedient to effect the transfer of the share to, or in accordance with the directions of, the purchaser.

14.4
An instrument of transfer executed by that Person in accordance with paragraph (a) of Article 14.3 shall be as effective as if it had been executed by the holder of, or Person entitled by transmission to, the shares.  An exercise by the Company of its powers in accordance with paragraph (b) of Article 14.3 shall be as effective as if exercised by the registered holder of or Person entitled by transmission to the shares.  The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by  any irregularity in or invalidity of the proceedings relating to the sale.  The net proceeds of sale shall belong to the Company which shall be indebted to the member or other Person entitled to the share for an amount equal to the net proceeds of the sale and the Company shall enter the name of such former member or other Person in the books of the Company as a creditor for that amount.  No trust or duty to account shall arise in respect of the net proceeds and no interest shall be payable in respect of the proceeds of sale, which may be employed in the business of the Company or invested in such investments as the Board may think fit.

15.	ALTERATION OF CAPITAL

15.1	Subject to the Companies Act and the provisions of these Articles, and without prejudice to any relevant special rights attached to any class of shares, the Company may from time to time:

(a)	increase its share capital by allotting new shares;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	sub-divide its shares, or any of them, into shares of smaller amount than its existing shares;

(d)	redeem and/ or cancel any of its shares;

(e)	redenominate its share capital or any class of share capital; and

(f)	determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage or different rights as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the Directors may settle such difficulty as they see fit.

15.2
Whenever any fractions arise as a result of a consolidation or sub-division of shares, the Board may on behalf of the members deal with the fractions as it thinks fit.  In particular, without limitation, the Board may sell shares, representing fractions to which any members would otherwise become entitled, to any Person (including, subject to the provisions of the Companies Act, the Company) and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company.  In the case of shares to be sold being held in certificated form, the Board may authorise some Person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser.  In the case of shares to be sold in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 15.2, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser.  The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15.3
All shares created by an increase of the Company’s share capital (unless otherwise provided by the terms of allotment of the shares of that class), by consolidation, division or sub- division of its share capital or the conversion of stock into paid-up shares shall be subject to all the provisions of these Articles, including without limitation provisions relating to the payment of calls, lien, forfeiture, transfer and transmission.

15.4
The Company shall not consolidate, divide, sub-divide or redenominate any one or more ~~Company~~ Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the ~~Company~~ Ordinary Shares, on an equal per share basis.

16.	GENERAL MEETINGS

16.1	The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the Companies Act.

16.2
All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company.

16.3
Where a Person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.

16.4
The Board may call general meetings whenever and at such times and places as it shall determine.  Subject to the provisions of the Companies Act, the executive chairman of the Company (the “Executive Chairman”) may also call general meetings on behalf of the Board.  On requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene a general meeting in accordance with the requirements of the Companies Act.

17.	NOTICE OF GENERAL MEETINGS

17.1
Subject to the provisions of the Companies Act, an annual general meeting and all other general meetings shall be called by at least such minimum period of notice as is prescribed or permitted under the Companies Act.

17.2
Subject to the provisions of the Companies Act and any relevant special rights or restrictions attached to any shares, notices shall be given to every member as of the record date for such meeting and to the Directors.  The auditors of the Company are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive.  The Company shall solicit proxies and provide proxy statements for all meetings of members.  ~~The Independent Directors (or, if there are no Independent Directors, the Directors who qualify as independent under the Exchange Rules and are not Grupo VM Directors) shall have the full power and authority of the Board, acting in the name and on behalf of the Company, to direct and manage the solicitation of proxies and related matters with respect to the appointment of Directors (other than Directors in respect of which Grupo VM has the right to nominate Director candidates under Article 25.3) at any general meeting of the members of the Company at which Directors are to be elected and at which one or more members of the Company (other than Grupo VM or its Affiliates) shall have nominated, in accordance with the Companies Act and Articles 21.1, 21.4 and 25.1(b) hereof, and not withdrawn from nomination prior to the meeting, one or more persons for election as a Director in opposition to the persons nominated for election by the Board.~~

17.3
Subject to the provisions of the Companies Act, the notice shall specify the place (including without limitation any satellite meeting place arranged for the purposes of Article 19.8, which shall be identified as such in the notice), the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such.  In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

17.4
Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

17.5
The accidental omission to send notice of a meeting or resolution, or to send any notification where required by the Companies Act or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Act or these Articles, to any Person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that Person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

18.	LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS

18.1	At least ten days before every general meeting, the secretary shall prepare a complete list of the members entitled to vote at the meeting. Such list shall:

(a)	be arranged in alphabetical order;

(b)	show the address of each member entitled to vote at the meeting; and

(c)	show the number of shares registered in the name of each member.

18.2
The list of members prepared in accordance with Article 18.1 shall be available during ordinary business hours for a period of at least ten days before the general meeting for inspection by any member for any purpose relevant to the meeting.  If the notice of the meeting does not specify the place where the members may inspect the list of members, the list of members shall be available for inspection (at the discretion of the Board) at either the Office or on a website.  The list of members shall be available for inspection by any member who is present at the meeting, at the place and for the duration, of the meeting.

19.	PROCEEDINGS AT GENERAL MEETINGS

19.1
No business shall be transacted at a meeting unless a quorum is present.  The absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting.  Except as otherwise provided by these Articles, a quorum is the members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting.

19.2
If a quorum is not present within half an hour after the time appointed for holding the meeting (or any longer period not exceeding one hour which the chairman of the meeting can decide), or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such date, time and place as the chairman of the meeting may, subject to the provisions of the Companies Act, determine.  If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

19.3
The chairman (if any) of the Board, or in his absence the deputy chairman of the Board, shall preside as chairman of the meeting.  In the absence of the chairman of the Board or the deputy chairman of the Board, some other Director nominated prior to the meeting by the Board shall preside as chairman of the meeting.  If none of the chairman, deputy chairman or such other Director (if any) is present within 15 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one Director present, he shall be chairman of the meeting if he agrees.  This Article 19.3 is subject to Article 19.4

19.4
If no Director is willing to act as chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member present in person or a proxy of a member or a person authorised to act as a representative of a corporation in relation to the meeting to be chairman of the meeting.

19.5
The Board or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate under the circumstances.  The Directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

19.6
The Board or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting.  Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

19.7
Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members.  The chairman of the meeting may permit other Persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting’s discretion, speak at a general meeting or at any separate class meeting.

19.8
In the case of any general meeting, the Board may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the “principal place”), make arrangements for simultaneous attendance and participation at satellite meeting places, or by way of any other electronic means, allowing persons not present together at the same place to attend, speak and vote at the meeting.  The arrangements for simultaneous attendance and participation at satellite meeting places, or other places at which persons are participating via electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.  The members or proxies at the satellite meeting places, or other places at which persons are participating via electronic means, shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places, or other places at which persons are participating via electronic means, are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	see and hear all persons who speak (whether through the use of microphones, loud speakers, audio-visual communication equipment or otherwise) in the principal place and any other such place; and

(c)	be heard and seen by all other persons so present in the same way.

19.9
The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal place.  If it appears to the chairman of the meeting that the facilities at the principal place or any satellite meeting place, have become inadequate for the purposes set out in Article 19.8, then the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting.  All business conducted at the general meeting up to the point of the adjournment shall be valid.  The provisions of Article 19.14 shall apply to that adjournment.

19.10
The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place.  Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue.  The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

19.11
The Board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 19.8 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements.  If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 19.10.  The entitlement of any member to be present at such venue in person or by proxy shall be subject to any arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

19.12
If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 19.8 applies) and/or time, it may change the place (or any of the declared places, in the case of a meeting to which Article 19.7 applies) and/or postpone the time at which the meeting is to be held.  If such a decision is made, the Board may then change the place (or any of the declared places, in the case of a meeting to which Article 19.8 applies) and/or postpone the time again if it decides that it is reasonable to do so.  In either case:

(a)
no new notice of the meeting need be sent, but the Board shall, if practicable, advertise the date, time and place of the meeting by public announcement and in two newspapers with national circulation in the United Kingdom and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b)
a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with paragraph (a) of Article 23.6 or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with paragraph (b) of Article 23.6.

19.13
For the purposes of Articles 19.8, 19.9, 19.10, 19.11 and 19.12, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Act or these Articles to be made available at the meeting.

19.14	Without prejudice to any other power of adjournment he may have under these Articles or at common law:

(a)
the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place; and

(b)
the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman of the meeting may decide, if the chairman of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

19.15
An adjournment may, subject to the provisions of the Companies Act and these Articles, be for such time and to such other place (or, in the case of a meeting held at a principal place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting.  Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Articles 23.2, 23.3 and 23.6 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any Director, shall be valid even though it is given at less notice than would otherwise be required by paragraph (a) of Article 23.6.  Subject to the provisions of the Companies Act, it shall not be necessary to give notice of an adjourned meeting, except that when a meeting is adjourned for 30 days or more, or for an indefinite period, at least seven clear days’ notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 19.8 applies) of the adjourned meeting and the general nature of the business to be transacted.  No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.  Members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting will constitute a quorum at an adjourned meeting.

19.16
Any resolution put to a vote at a general meeting shall be decided on a poll.  This Article 19.16 may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company.

19.17
Subject to Article 19.18, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and a place for declaring the result of the poll.  The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.18
A poll on the election of  a chairman or on a question of  adjournment shall  be  taken immediately.  A poll on any other question shall be taken at the meeting or, the chairman may, with the consent of the meeting, determine that the poll shall be taken at such time and place as the chairman directs not being more than 30 days after the meeting.

20.	AMENDMENTS TO RESOLUTIONS

20.1	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

20.2	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)
written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered in hard copy to the Company at the Office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed (which, if the Board so specifies, shall be calculated taking no account of any part of a day that is not a working day) and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the substance of the resolution; or

(b)	the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

20.3
With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on.  If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

21.	PROPOSED MEMBER RESOLUTIONS

21.1
Where a member or members, in accordance with the provisions of the Companies Act, request the Company to (i) call a general meeting for the purposes of bringing a resolution before the meeting, or (ii) give notice of a resolution to be proposed at a general meeting, such request must, in each case and in addition to the requirements of the Companies Act, contain the following (and, to the extent that the request relates to the nomination of a Director, the content requirements of paragraph (b) of Article 25.1 also apply):

(a)
to the extent that the request relates to the nomination of a Director, as to each person whom the member(s) propose(s) to nominate for election or re-election as a Director, all information relating to such person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected;

(b)
to the extent that that request relates to any business other than the nomination of a Director that the member(s) propose(s) to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such member(s) and any Member Associated Person, individually or in the aggregate, including any anticipated benefit to the member(s) or the Member Associated Person therefrom; and

(c)	as to the member(s) giving the notice and the Member Associated Person, if any:

(i)	the name and address of such member(s), as they appear on the Company’s books, and of such Member Associated Persons, if any;

(ii)	the class and number of shares of the Company which are owned beneficially and of record by such member(s) and such Member Associated Persons, if any;

(iii)
a description of all agreements, arrangements and understandings between: (i) such member (other than where the member is a Depositary) and such Member Associated Persons, if any; and (ii) such member (other than where the member is a Depositary) and such Member Associated Persons and each proposed nominee and any other Person or Persons (including their names) in connection with the nomination of a Director;

(iv)	the proposal of any other business by such member(s) or such Member Associated Person, if any;

(v)
any other information relating to such member or Member Associated Person within Article 21.2(b) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act; and

(vi)
to the extent known by the Member Associated Person or the member(s) giving the notice, the name and address of any other member or person within Article 21.2(a) - (c) supporting the nominee for election or re-election as a Director or the proposal of other business on the date of such request.

21.2	For the purposes of this Article 21.1, a Member Associated Person of any member shall mean:

(a)	any Person controlling, directly or indirectly, or acting in concert with, such member;

(b)	any beneficial owner of shares in the capital of the Company owned of record or beneficially (within the meaning of the Exchange Act) by such member; and

(c)	any Person controlling, controlled by or under common control with such Member Associated Person,

and in each case on whose behalf the member’s request in accordance with this Article 21 is made.

21.3
If a request made in accordance with Article 21.1 does not include the information specified in that Article, or if a request made in accordance with Article 21.1 is not received in the time and manner required by Article 21.4, in respect of such shares which the relevant member(s) or Member Associated Person own beneficially (the “member default shares”) the relevant member(s) shall not be entitled to vote, either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares (or at an adjournment of any such meeting), the member default shares with respect to the matters detailed in the request made in accordance with Article 21.1.

21.4
Without prejudice to the rights of any member under the Companies Act, a member who makes a request to which Article 21.1 relates, must deliver any such request in writing to the secretary at the Office not earlier than the close of business on the one hundred and twentieth (120) calendar day nor later than the close of business on the ninetieth (90) calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting provided, however, that in the event that the date of an annual general meeting is more than thirty (30) calendar days  before or more than sixty (60) calendar days  after the date of the first anniversary of the preceding year’s annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90) calendar day prior to such annual general meeting and (ii) the 10 calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company.  In no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member’s notice as described in this Article 21.4.

Notwithstanding anything in the foregoing provisions of this Article 21.4 to the contrary, in the event that the number of Directors to be elected to the Board is increased and there is no public announcement, naming all of the nominees for Director or specifying the size of the increased Board, made by the Company at least one hundred (100) calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting or, a member’s notice required by this Article 21.4 shall also be considered as validly delivered in accordance with this Article 21.4, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the Office not later than 5.00 pm, local time, on the tenth (10) calendar day after the day on which such public announcement is first made by the Company.

Notwithstanding the provisions of Articles 21.1 or 21.3 or the foregoing provisions of this Article 21.4, a member shall also comply with all applicable requirements of the Companies Act and of the Exchange Act with respect to the matters set forth in Articles 21.1 or 21.3 or in this Article 21.4.  Nothing in Article 21.1 or 21.3 or in this Article 21.4 shall be deemed to affect any rights of members to request inclusion of proposals in, nor the right of the Company to omit proposals from, the Company’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act, to the extent applicable to the Company and, in such event, subject in each case to compliance with the Exchange Act.

22.	VOTES OF MEMBERS

22.1
Subject to any relevant special rights or restrictions attached to any shares (including, for the avoidance of doubt, such rights and restrictions set out in Article 4.1 and Article 25.10), on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which is the holder or in respect of which his appointment of proxy or corporate representative has been made.

22.2	A member, proxy or corporate representative entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

22.3
In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

22.4
A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote by any person authorised in that behalf by that court or official and such person may vote by proxy.  Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these Articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised (provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day).  Failure to satisfy the requirements of this Article 22.4 shall cause the right to vote not to be exercisable.

22.5
No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

22.6
If at any time the Board is satisfied that any member, or any other Person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Companies Act (a “section 793 notice”) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may, in its absolute discretion at any time by notice (a “direction notice”) to such member direct that:

(a)
in respect of the shares in relation to which the default occurred (the “default shares”, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)	in respect of the default shares:

(i)	no payment shall be made by way of dividend and no share shall be allotted or distributed pursuant to Articles 4~~0~~1.1, 4~~1~~2.1, and ~~41~~2.2; and

(ii)	no transfer of any default share shall be registered unless:

(A)
the member is not himself in default as regards supplying the information requested and it has been proved to the satisfaction of the Board that no person in default of supplying the information required is interested in any of the shares which are the subject of the transfer; or

(B)	the transfer is an approved transfer.

22.7	The Company shall send the direction notice to each other Person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

22.8	Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a)	a notice of an approved transfer, but only in relation to the shares transferred; or

(b)	all the information required by the relevant section 793 notice, in a form satisfactory to the Board.

22.9	The Board may at any time send a notice cancelling a direction notice.

22.10	The Company may exercise any of its powers under Article 4.10 in respect of any default share that is held in uncertificated form.

22.11	For the purposes of this Article 22.11 and Articles 22.6, 22.7, 22.8, 22.9 and 22.10:

(a)	a Person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Companies Act which either:

(i)	names such Person as being so interested; or

(ii)	fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the Person in question is or may be interested in the shares;

(b)	the prescribed period is 14 days from the date of service of the section 793 notice; and

(c)	a transfer of shares is an approved transfer if:

(i)	it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 794 of the Companies Act);

(ii)
the Board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other Person appearing to be interested in the shares; or

(iii)
the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

22.12	Nothing contained in Article 22.6, 22.7, 22.8, 22.9 and 22.10 limits the power of the Company under section 794 of the Companies Act.

22.13
Any objection to the qualification of any Person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered.  Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded.  Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.  If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.

22.14
The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.

22.15
If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

23.	PROXIES AND CORPORATE REPRESENTATIVES

23.1
A member is entitled to appoint another Person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates.  The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.  A proxy need not be a member.

23.2	The appointment of a proxy shall be:

(a)
in the case of a proxy relating to shares in the capital of the Company held in the name of a Depositary, in a form or manner of communication approved by the Board, which may include, without limitation, a voter instruction form to be provided to the

Company by certain third parties on behalf of the Depositary. Subject thereto, the appointment of a proxy may be:

(i)	in hard copy form; or

(ii)	in electronic form, to the electronic address provided by the Company for this purpose; or

(b)	in the case of a proxy relating to the shares to which paragraph (a) of Article 23.2 does not apply:

(i)	in any usual form or in any other form or manner of communication which the Board may approve. Subject thereto, the appointment of a proxy may be:

(A)	in hard copy form; or

(B)	in electronic form, to the electronic address provided by the Company for this purpose;

23.3
The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed by or on behalf of the appointor in such manner as the Directors may approve, which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose or in any other manner authorised by its constitution.

23.4
The Board may, if it thinks fit, but subject to the provisions of the Companies Act, at the Company’s expense (with or without provision for their return prepaid) send hard copy forms of proxy for use at the meeting, or at any separate meeting of the holders of any class of shares, and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the Board.  If, for the purpose of any meeting appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it.  The accidental omission or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote, at a meeting shall not invalidate the proceedings at that meeting.

23.5
The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.  A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member.  References in these Articles to an appointment of proxy include references to an appointment of multiple proxies.

23.6	Without prejudice to paragraph (b) of Article 19.12 or the second sentence of Article 19.15, the appointment of a proxy shall:

(a)	if in hard copy form, be delivered by hand or by post to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i)	in the notice convening the meeting; or

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such notice or form of proxy; and

(b)
if in electronic form, be received at the electronic address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Act or to any other address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form:

(i)	in the notice convening the meeting;

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting;

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)	on a website that is maintained by or on behalf of the Company and identifies the Company,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such method of notification.

The Board may specify, when determining the dates by which proxies are to be lodged, that no account need be taken of any part of a day that is not a working day.

23.7	Subject to the provisions of the Companies Act, where the appointment of a proxy is expressed to have been or purports to have been sent or supplied by a Person on behalf of a holder:

(a)	the Company may treat the appointment as sufficient evidence of that Person’s authority to execute the appointment of proxy on behalf of that member; and

(b)
the holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment of proxy has been made, sent or supplied (which may include, without limitation, a copy of such authority certified notarially or in some other way approved by the Board), to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

23.8
Subject to Article 23.7, a proxy appointment which is not delivered or received in accordance with Article 23.6 shall be invalid.  Where two or more valid appointments of proxy are delivered or received in respect of the same share in relation to the same meeting, the one which was last delivered or received shall, unless otherwise specified in the notice convening the meeting, be treated as replacing and revoking the other or others as regards that share.  If the Company is unable to determine which is last delivered or received, or if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled determine which proxy appointment (if any) is to be treated as valid.  Subject to the Companies Act, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

23.9
The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom he is appointed.  Any failure to vote as instructed shall not invalidate the proceedings on the resolution.

23.10
Any corporation which is a member of the Company (the “grantor”) may, by resolution of its directors or other governing body, authorise such Person or Persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares.  A Director, the secretary or other person authorised for the purpose by the secretary may require all or any of such Persons to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.  Such Person is entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company.  Where a grantor authorises more than one Person and more than one authorised Person purports to exercise a power in respect of the same shares:

(a)	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

(b)	if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

23.11	The termination of the authority of a Person to act as a proxy or duly authorised representative of a corporation does not affect:

(a)	whether he counts in deciding whether there is a quorum at a meeting;

(b)	the validity of anything he does as chairman of a meeting;

(c)	the validity of a poll demanded by him at a meeting; or

(d)	the validity of a vote given by that Person,

unless notice of the termination was either delivered or received as mentioned in the following sentence at least 24 hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.  Such notice of termination shall be either by means of a document in hard copy form delivered to the Office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with paragraph (a) of Article 23.6 or in electronic form received at the address specified by or on behalf of the Company in accordance with paragraph (b) of Article 23.6, regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.

23.12
A proxy given in the form of a power of attorney or similar authorisation granting power to a Person to vote on behalf of a member at forthcoming meetings in general shall not be treated as valid if it grants authorisation for a period of more than three years, unless a contrary intention is stated in it.

24.	NUMBER OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

24.1	The Company must have ~~a minimum of~~:

(a)
at least two Directors; and ~~a maximum of ten Directors.  The “entire Board” shall consist of the maximum number of Directors excluding the chief executive officer from time to time, whose vote shall not be counted in respect of any resolution of the Directors which requires the approval of a specified proportion of the entire Board.~~

(b)	no more than eleven Directors.

24.2
Subject to the approval of the Nominations Committee in accordance with Article 25~~.8~~, the chief executive officer shall be nominated ~~or appointed~~ as a Director by the Board.  ~~and shall be neither a Grupo VM Director nor an Independent Director for the purposes of these Articles.~~

25.	APPOINTMENT OF DIRECTORS

25.1	No person shall be appointed as a Director ~~at any general meeting~~ unless:

(a)	he or she is (i) nominated by the Boar~~d; or~~ for appointment at a general meeting of the Company; or (ii) appointed by the Board pursuant to Article 25.9 (in each case, acting by a simple majority); or

(b)
notice in respect of that person ~~is~~ given by a member qualified to vote at the meeting has been received by the Company in accordance with Article 21.1 and Article 21.4 or section 338 of the Companies Act of the intention to nominate that person for appointment; such notice stating the particulars which would, if he or she were so appointed, be required to be included in the Company’s register of directors, together with ~~notice~~confirmation by that person of his or her willingness to be appointed.

25.2
~~Except as otherwise authorised by the Companies Act, a motion for the appointment of two or more persons as Directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.~~  No person shall be nominated for appointment to the Board under Article 25.1(a)(i) or appointed to the Board under Article 25.1(a)(i) unless his or her appointment has been recommended to the Board by the Nominations Committee.

25.3
~~Prior to the Sunset Date, subject to and in accordance with this Article 25, in connection with any election of Directors, Grupo VM shall have the right to nominate, for election at any meeting of members called for the purpose of electing Directors for, or to appoint persons to fill vacancies in, the Board, a number of Director candidates (each such candidate, a “Grupo VM Nominee”) equal to its Percentage Interest multiplied by the number of Directors constituting the entire Board, rounded up to the nearest whole number, calculated on the date that is ten days prior to the beginning of the period during which members may give notice of a resolution to be proposed at a general meeting pursuant to Article 21; provided, however, that in the event such whole number would cause the Grupo VM Nominees to constitute two- thirds or more of the entire Board, such result shall be rounded down to the nearest whole number.  Prior to the Decrease Date, Grupo VM shall at all times nominate at least two Grupo VM Directors who shall qualify as independent directors under the Nasdaq Rules (regardless of whether Company Ordinary Shares are listed thereon).  On and after the Decrease Date, until the number of Grupo VM Directors is reduced to one, Grupo VM shall at all times nominate at least one Grupo VM Director who shall qualify as an independent director under the Nasdaq Rules (regardless of whether Company Ordinary Shares are listed thereon).~~  When considering the appointment or nomination of any person nominated by the Nominations Committee, each member of the Board shall act in good faith, in the interest of the Company, without regard to any separate interest.

25.4
~~Prior to the Decrease Date, subject to and in accordance with this Article 25.4 and subject to Article 24, the Independent Directors (or, if there are no Independent Directors, the Directors who qualify as independent under the Exchange Rules and are not Grupo VM Directors) shall have the exclusive right to nominate persons on behalf of the Board for election at any meeting of members called for the purpose of electing Directors to the Board or to appoint persons to fill vacancies in the Board, subject to the right of Grupo VM to designate and nominate Directors under these Articles or any contractual agreement between Grupo VM and the Company and subject to Articles 25.5, 25.6 and 25.7.  On and after the Decrease Date, the Board shall have the right to nominate persons on behalf of the Board for election at any~~

 ~~meeting of members called for the purpose of electing Directors to the Board or to fill vacancies in the Board, subject to the exclusive right of Grupo VM to designate and nominate Directors under these Articles or any contractual agreement between Grupo VM and the Company and subject to Articles 25.5, 25.6 and 25.7.  With respect to any meeting of members called for the purpose of electing Directors prior to the Decrease Date, the number of nominations by the Independent Directors (or, if there are no Independent Directors, the Directors who qualify as independent under the Exchange Rules and are not Grupo VM Directors) shall not exceed the number of the entire Board reduced by the number of Grupo VM Directors and by any person entitled to nomination under Articles 25.5, 25.6 and 25.7.~~Where a person has been approved by the Board for nomination for election as a Director at a general meeting of the Company, prior to the Sunset Date Grupo VM and its Affiliates shall not vote against the election of that Director at the general meeting unless a majority of its nominees on the Board have voted against such nomination.

25.5
~~Subject to these Articles, for so long as AK is serving as the executive chairman of the Company (the “Executive Chairman”), he shall be entitled to nomination for election as a Director at any meeting of members called for the purpose of electing Directors.~~Where more than one Director is nominated for appointment at any general meeting of the Company, separate resolutions shall be proposed in relation to the appointment of each Director.

~~25.6~~
~~Prior to the third anniversary of the date of adoption of these Articles, if AK is not serving as the Executive Chairman, Grupo VM and/or the Independent Directors may submit the names of  one or more Person(s) to the Nominating and Corporate Governance Committee for consideration to be appointed as a Director and act as the Executive Chairman.  The Nominating and Corporate Governance Committee shall evaluate the qualifications of each such Person to serve as a Director and the Executive Chairman and, following such evaluation, shall make a recommendation to the Board for action by the requisite approval of the entire Board as to such Person under paragraph (b) of Article 34.3 for appointment of a replacement Executive Chairman.  In the event the requisite approval of the entire Board is not obtained in accordance with paragraph (b) of Article 34.3, Grupo VM and/or the Independent Directors may, and in any event Grupo VM shall, in good faith and consistent with the requirements of this Article 25, within 30 days of such disapproval, submit the names of one or more additional (but not the same) Person(s) to serve as a Director and act as the Executive Chairman for approval in accordance with the foregoing sentence.  Grupo VM shall continue to submit the names of additional (but not the same) Persons in accordance with this Article 25.6 until the earlier of (x) such time as an Executive Chairman is appointed and (y) the third anniversary of the adoption of these Articles.  In the event the Executive Chairman is a Grupo VM Director or an Affiliate of Grupo VM, the Executive Chairman shall constitute a Grupo VM Nominee and a Grupo VM Director for all purposes under these Articles.~~

~~25.7~~	~~[Intentionally blank].~~

~~25.8~~

~~(a)~~
~~Each Director shall at all times (A) be qualified to serve as a Director under applicable rules and policies of the Company, the Exchange and applicable Law and (B) have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.~~

~~(b)~~
~~Each of the Director Nominees nominated as an Independent Director or as a Grupo VM Director who is required to qualify as “independent” under the Exchange Rules and the chief executive officer (any such Director Nominee and the chief executive officer, a “Qualified Director Nominee”) shall at all times be qualified to serve as a Director under applicable rules and policies of the Company, the Exchange and~~

~~applicable Law.  Such qualification shall be determined with respect to each Qualified Director Nominee by the nominating and corporate governance committee of the Board, or other committee performing the functions of nominating Directors for election to the Board (the “Nominating and Corporate Governance Committee”), acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors and the rules of the Exchange and applicable Law.  In addition, in evaluating the Qualified Director Nominees for nomination, the Nominating and Corporate Governance Committee shall consider whether each Qualified Director Nominee (i) has demonstrated good judgement, character and integrity in his or her personal and professional dealings and (ii) has relevant financial, management and/or global business experience, each as determined by the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors and the rules of the Exchange and applicable Law.  In the event the Nominating and Corporate Governance Committee determines reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors, that a Qualified Director Nominee is ineligible to serve under the applicable rules and policies of the Company, the Exchange and applicable Law, or otherwise does not satisfy the standards for service on the Board specified above, the Nominating and Corporate Governance Committee will inform Grupo VM, the Board and the Qualified Director Nominee of its determination and the basis therefor in writing and in reasonable detail and will allow a reasonable opportunity for Grupo VM, the Board and the Qualified Director Nominee to evaluate the determination, including through meetings and discussions with the Nominating and Corporate Governance Committee regarding the circumstances of his or her eligibility to serve.  Following such discussions, if the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors, has not reversed its determination that the Qualified Director Nominee is ineligible to serve, then, in the case of a Qualified Director Nominee who has been submitted for nomination, Grupo VM, the Independent Directors or the Board, as applicable, shall submit in good faith a replacement Qualified Director Nominee for consideration by the Nominating and Corporate Governance Committee as promptly as possible but in all cases within thirty (30) days, in accordance with the requirements of this Article 25, or in the case of a Qualified Director Nominee who is an incumbent Director, such Qualified Director Nominee will, if requested by the Nominating and Corporate Governance Committee, promptly tender his or her resignation from the Board or committee of the Board, as applicable, and the resulting vacancy will be filled pursuant to this Article 25.~~

~~25.9~~
~~The Company shall, until the Sunset Date, subject to applicable Law and to Article 25.8, include the Director Nominees in the slate of nominees recommended by the Board to the members, and included in the related Company notice of annual or other general meeting, voting ballots, proxy notice, or proxy statement (if applicable) and proposed as a resolution at such annual or general meeting, for election to the Board at any annual or other general meeting of the members of the Company at which Directors are to be elected.~~

~~25.10~~
~~In the event that at a general meeting the number of resolutions to be put to the meeting for appointment of a person as a Director (each a “Director Resolution”) exceeds the Board Vacancy Number at that time:~~

~~(a)~~	~~a share may only be voted in favour of such number of the Director Resolutions that is equal to or less than the Board Vacancy Number; and~~

~~(b)~~	~~the person(s) that shall be appointed Director(s) shall first be the person who, as compared to the rest of the Director Resolutions, receives the greatest number of “for”~~

~~votes (whether or not the “for” votes are a majority of the votes cast in respect of that Director Resolution), and then shall second be the person who, as compared to the rest of the Director Resolutions, receives the second greatest number of “for” votes (whether or not a majority of those “for” votes are a majority of the votes cast in respect of that Director Resolution) and so on until the number of Directors appointed equals (but in no circumstance exceeds) the Board Vacancy Number.~~

~~For the purpose of this Article 25.10, “Board Vacancy Number” means the number of Directors which constitutes the entire Board under Article 24 less the number of Directors in office at the date of the relevant general meeting who are not retiring from office at that general meeting.~~

25.6
~~25.11~~ At every annual general meeting all the Directors shall retire from office and will be eligible, subject to applicable Law, for nomination for re-appointment ~~by the Board~~ in accordance with this Article 25.  A Director retiring at a general meeting retires at the end of that meeting or (if earlier) when a resolution is passed to appoint another person in the Director’s place.  Where a retiring Director is re-appointed, he continues as a Director without a break.

25.7
~~25.12 Article 25.3 shall not apply to any~~Any resolution proposed to be voted on at a general meeting in respect of the proposed removal of an existing Director and appointment of a person instead of the person so removed shall, ~~which~~ pursuant to the Companies Act ~~shall~~, be proposed as an ordinary resolution.  Subject to these Articles and any agreement entered into with a member in writing, in addition to any power to remove Directors conferred by the Law, the Company can pass a special resolution to remove a Director from office even though his time in office has not ended and can (subject to these Articles) appoint a person to replace a Director who has been removed in this way by passing an ordinary resolution.

25.8
~~25.13~~ Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act as a Director, and is permitted by Law to do so, to be a ~~Director, either to fill a vacancy or as an additional~~ Director.  Any  Director elected in accordance with this Article 25.~~13~~8 shall ~~hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal~~retire from office at the annual general meeting next following his or her appointment and will be eligible, subject to applicable Law, for nomination for re-appointment in accordance with this Article ~~31~~25.

25.9
~~25.14~~ Subject to the provisions of these Articles, the Board may, without the approval of an ordinary resolution, appoint ~~a~~as a Director any person who is willing to act ~~as a Director~~ and is permitted ~~by Law~~ to do so~~, either to fill a vacancy or as an additional Director~~ by Law.  Any Director elected in accordance with this Article 25.~~14 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal~~9 shall retire from office at the annual general meeting next following his or her appointment and will be eligible, subject to applicable Law, for nomination for re-appointment in accordance with this Article ~~31~~25.

25.10	~~25.15~~ A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

26.	NOMINATIONS COMMITTEE

26.1	The Board shall constitute a committee (the “Nominations Committee”) to perform the functions set out in Article 25.

26.2
The Nominations Committee shall comprise a minimum of three Directors, a majority of whom shall be independent Directors.  While Grupo VM and its Affiliates own at least 30% of the Ordinary Shares, the Grupo VM nominees will be entitled to nominate not more than two-fifths of the members of the Nominations Committee.  The Nominations Committee will be chaired by the Executive Chairman.

26.3	Subject to Article 26.2, the members of the Nominations Committee shall be appointed by the Board. The Nominations Committee shall comprise a majority of independent Directors.

26.4
In considering whether it should make a recommendation to the Board that a person proposed to it in accordance with Article 25 be nominated as a Director, the Nominations Committee shall at all times act in good faith and in accordance with their fiduciary duties and shall have regard to the following:

(a)	Directors shall be qualified to serve as a Director under applicable rules and policies of the Company, the Exchange Act and applicable Law; and

(b)
Directors shall at all times have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.

27.	~~26.~~ DIRECTORS’ FEES AND EXPENSES

27.1
~~26.1~~ Unless otherwise determined by the Company by ordinary resolution, the remuneration of the Directors (other than the Executive Chairman, any chief executive officer who is serving as a Director, alternate Directors and Directors employed by the Company in an executive capacity, each of whom shall not receive separate remuneration for his services as a Director) for their services in the office of Director shall be as the Board may from time to time determine.  The fees of the Directors shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.

27.2
~~26.2~~ The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Directors, or of committees of the Board, or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties as Directors.  The Company can also fund a Director’s or former Director’s expenditure and that of a Director or former Director of any holding company of the Company for the purposes permitted by the Law and can do anything to enable a Director or former Director or a Director or former Director of any holding company of the Company to avoid incurring such expenditure all as provided in the Law.

27.3
~~26.3~~ Any Director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a Director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the Board may determine.

28.	~~27.~~ DIRECTORS’ GRATUITIES AND BENEFITS

28.1
~~27.1~~ The Board may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any past or present Director or employee of the Company or any past or present Director or employee of any of the Company’s parent or subsidiary undertakings or any undertaking associated with, or any business acquired by, any of them, and for any member of his family (including a spouse or civil partner and a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

28.2
~~27.2~~ Any past or present Director or employee of the Company or any past or present director or employee of any of the Company’s parent or subsidiary undertakings or any undertaking associated with, or any business acquired by, any of them, and any relations or dependents of such Directors and employees will not be accountable to the Company or the members for any benefit provided pursuant to this Article 2~~7~~8.  Anyone receiving such a benefit will not be disqualified from being or becoming a Director of the Company.

29.	~~28.~~ ALTERNATE DIRECTORS

29.1
~~28.1~~ Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by ~~resolution of two-thirds of the entire~~the Board and willing to act and permitted by Law to do so, to be an alternate Director and may remove an alternate Director appointed by him from his appointment as alternate Director.  Subject to the foregoing, a Director may appoint more than one alternate and a person may act as alternate for more than one Director.  A Director may appoint an alternate director by sending a signed written notice of appointment to the office or to an address specified by the Company or by tabling it at a meeting of the Directors, or in such other way as the Board shall approve.

29.2
~~28.2~~ An alternate Director shall be entitled to receive notices of meetings of the Directors and of committees of the Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not present but at which meeting such Director would be entitled to vote, and generally to perform all of the functions of his appointor as a Director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate Director.  If an alternate Director is himself a Director, or he attends any meeting as an alternate Director for more than one Director, he can vote cumulatively for himself and for each other Director he represents but he cannot be counted more than once for the purposes of the quorum.

29.3
~~28.3~~ An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.  If a Director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

29.4
~~28.4~~ An alternate Director shall cease to be an alternate Director on the occurrence (in relation to the alternate Director) of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s appointment as Director.

29.5
~~28.5~~ An appointment or removal of an alternate Director shall be by notice in writing to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Board.

29.6	~~28.6~~ Save as otherwise provided in these Articles, an alternate Director:

(a)	shall be deemed for all purposes to be a Director;

(b)	shall alone be responsible for his own acts and omissions;

(c)	shall, in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor; and

(d)	shall not be deemed to be the agent of the Director appointing him.

30.	~~29.~~ POWERS OF THE BOARD

30.1
~~29.1~~ Subject to the provisions of the Companies Act, these Articles and to any directions given by special resolution to take or refrain from taking, specified action, the business of the Company shall be managed by the Board who may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company.  No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given.  The powers given by this Article ~~29~~30.1 shall not be limited by any special power given to the Board by these Articles, and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

30.2
~~29.2~~ The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them as directors of such body corporate, or voting or providing for the payment of remuneration or the provision of indemnification to the directors of such body corporate).

30.3
~~29.3~~ The Board may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries (other than a Director or former Director or shadow Director) in connection with the cessation or transfer to any Person of the whole or part of the undertaking of the Company or that Subsidiary.

31.	~~30.~~ DELEGATION OF DIRECTORS’ POWERS

31.1	~~30.1~~ Subject to the provisions of these Articles, the Directors may delegate any of the powers which are conferred on them under these Articles:

(a)
to a committee consisting of one or more Directors and (if thought fit) one or more other persons, to such an extent and on such terms and conditions as the Board thinks fit (and such ability of the Directors to delegate under this Article applies to all powers and discretions and will not be limited because certain Articles refer to powers and discretions being exercised by committees authorised by Directors while other Articles do not);

(b)
to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any Director holding any executive office, any manager or agent such of its powers as the Board considers desirable to be exercised by him; or

(c)
to any specific Director or Directors (with power to sub-delegate).  These powers can be given on terms and conditions decided on by the Directors either in parallel with, or in place of, the powers of the Directors acting jointly.

Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more Directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the Board may specify, and may be revoked or altered.  References in these Articles to any committee, Director, employee or agent include those acting under a delegation pursuant to this Article 3~~0~~1.1.  The Directors can remove any people they have appointed in any of these ways and cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not has any notice of any cancellation or change.

~~30.2  Prior to the Sunset Date, and subject to applicable Law and the rules of the Exchange, each committee of the Board shall contain a number of Grupo VM Directors equal to the product (rounded up to the nearest whole number) of (a) the total number of members of such committee and (b) Grupo VM’s Percentage Interest, provided, however, that, prior to the Decrease Date, Independent Directors (or, if there is an insufficient number of Independent Directors to constitute such a majority, Independent Directors or Directors who qualify as independent under the Exchange Rules and are not Grupo VM Directors) shall constitute a majority of the Nominating and Corporate Governance Committee, and, provided, further, that at all times that the Board has constituted the BCA Special Committee (as defined in the BCA) it shall be a three-member committee composed of two Independent Directors and one Grupo VM Director who qualifies as independent under the Exchange Rules subject to this Article 30.2, t~~

31.2	The appointment of Directors to committees of the Board, including the chairpersons thereof, shall be determined by ~~two-thirds of~~ the ~~entire~~ Board by simple majority.

31.3
~~30.3~~ Subject to Article 3~~0~~1.~~4~~5, the proceedings of any committee appointed under paragraph (a) of Article 3~~0~~1.1 with two or more members shall be governed by such of these Articles as regulate the proceedings of Directors so far as they are capable of applying, and the quorum at a meeting of any such committee shall be two.

31.4
~~30.4~~ The Directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these Articles pursuant to Article 3~~0~~1.2 if, and to the extent that, they are not consistent with them.

31.5
~~30.5~~ The Directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the Directors, to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the Board) and subject to such conditions as they think fit.  The Directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

31.6	~~30.6~~ The power to delegate under Article 3~~0~~1.1 includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director.

31.7
~~30.7~~ The Board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title.  The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a Director, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a Director for any of the purposes of these Articles.

32.	~~31.~~ DISQUALIFICATION AND REMOVAL OF DIRECTORS

A person ceases to be a Director if:

(a)	he ceases to be a Director by virtue of any provision of the Companies Act (including, without limitation, section 168 of the Companies Act) or he becomes prohibited by Law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)
a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a Director and may remain so for more than three months;

(d)	by reason of his mental health a court makes an order which wholly or partly prevents him from personally exercising any powers or rights he would otherwise have;

(e)	he resigns his office by notice in writing to the Company;

(f)	in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Board resolves that he should cease to be a Director;

(g)	he is absent for more than six consecutive months without permission of the Board from meetings of the Board held during that period and the Board resolves that he should cease to be a Director; or

(h)	he dies.

33.	~~32.~~ EXECUTIVE DIRECTORS

33.1
~~32.1~~ Subject to the provisions of the Companies Act and Article 25, the Directors may appoint one or more of their number to the office of Executive Chairman, executive vice-chairman (“Executive Vice-Chairman”),  chief executive or to any other executive office of the Company (including, without limitation, to hold the office of president and/or treasurer but excluding that of auditor) and any such appointment may be made for such terms, at such remuneration and on such other conditions as the Directors think fit.  The Company may enter into an agreement or arrangement with any such Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director.  The Board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

33.2
~~32.2~~ Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of that cessation.  Except as provided in Article 3~~1~~2, a Director appointed to an executive office shall not cease to be a Director merely because his appointment to such executive office terminates.

33.3
~~32.3~~ The emoluments of any Directors holding executive office for his services shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

33.4
~~32.4 AK shall be the initial Executive Chairman.~~  Except as otherwise delegated or agreed from time to time by ~~(a) prior to the third anniversary of the adoption of these Articles, two- thirds of the entire Board or (b) on or after the third anniversary of the adoption of these Articles,~~ the Board, the Executive Chairman shall have the authority and responsibilities set out in the guidelines established by the Board as at the date of adoption of these Articles.

33.5
~~32.5~~ Except as otherwise delegated or agreed from time to time by ~~(a) prior to the third anniversary of the adoption of these Articles, two-thirds of the entire Board or (b) on or after the third anniversary of the adoption of these Articles, a majority of the entire~~the Board, the

Executive Vice-Chairman shall have the authority and responsibilities set out in the guidelines established by the Board as at the date of adoption of these Articles.

34.	~~33.~~ DIRECTORS’ INTERESTS

34.1
~~33.1~~ For the purposes of these Articles (i) a conflict of interest may include (x) a conflict of interest and duty, (y) a conflict of duties, (ii) interest includes both direct and indirect interests and (iii) a Contract includes references to an existing or proposed contract and to an existing or proposed transaction or arrangement whether or not it is or will be a contract.

34.2
~~33.2~~ For the purposes of section 175 of the Companies Act, the Board may (subject to such terms and conditions, if any, as the Board may think fit to impose from time to time, and always subject to the Board’s right to vary or terminate such authorisation) authorise, to the fullest extent permitted by Law:

(a)
any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company or which may reasonably be regarded as likely to give rise to a conflict of interest; and

(b)
a Director to accept or continue in any office, employment or position in addition to his office as a Director and, without prejudice to the generality of paragraph (a) of this Article 3~~3~~4.2, may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that any such authorisation will be effective only if:

(i)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(ii)	the matter was agreed to without such Director voting or would have been agreed to if such Director’s votes had not been counted.

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted.  The terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded).  The Board may vary or terminate any such authorisation at any time.

34.3
~~33.3~~ In accordance with Article 3~~3~~4.2, a Director shall be authorised for the purposes of section 175 of the Companies Act to act or continue to act as a Director notwithstanding that at the time of his appointment or subsequently he also:

(a)	holds office as a director of any other member of the Company’s group;

(b)	holds any other office, employment or engagement with any other member of the Company’s group;

(c)	participates in any scheme, transaction or arrangement for the benefit of the employees or former employees of any member of the Company’s group (including any pension fund or retirement, death or disability scheme or other bonus or employee benefit scheme); or

(d)	is interested directly or indirectly in any shares or debentures (or any rights to acquire shares or debentures) in any member of the Company’s group.

34.4
~~33.4~~ Subject to Article 3~~3~~4.2, and for all purposes pursuant to these Articles or any agreement between the members, each Director with an interest pursuant to Article 3~~3~~4.3 shall be authorised for the purposes of sections 173(2) and 175 of the Companies Act to:

(a)	attend and vote at meetings of the Board (or any committee thereof) at which any relevant matter will or may be discussed, and receive board papers relating thereto; and

(b)	receive confidential information and other documents and information relating to the Company.

34.5
~~33.5~~ Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his (unless the circumstances referred to in section 177(5) or section 177(6) of the  Companies Act apply, in which case no disclosure is required), a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)
may (or any firm of which he is a member may) act in a professional capacity for the Company (otherwise than as auditor) or any other body in which the Company is otherwise interested and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; and

(c)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any undertaking:

(i)	in which the Company is (directly or indirectly) interested as member, member, partner or otherwise; or

(ii)	with which he has such a relationship at the request or direction of the Company,

and, subject to these Articles, the Directors can exercise or arrange for the exercise of the voting rights attached to any shares in another company held by the Company and the voting rights which they have as directors of that company in any way that they decide.  This includes voting in favour of a resolution appointing any of them as directors or officers of that company and deciding their remuneration.  Subject to these Articles, they can also vote and be counted in the quorum as Directors of the Company in connection with any of these things.

34.6
~~33.6~~ A Director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any undertaking:

(a)
the acceptance, entry into or existence of which has been authorised by the Board pursuant to Article 3~~3~~4.2 (subject, in any case, to any limits or conditions to which such authorisation was subject); or

(b)	which he is permitted to hold or enter into by virtue of paragraphs (a), (b) or (c) of Article 3~~3~~4.5,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Companies Act.

34.7	~~33.7~~ Any disclosure required by Article 3~~3~~4.5 may be made at a meeting of the Board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Companies Act.

34.8
~~33.8~~ A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director and in respect of which he owes a duty of confidentiality to another Person.  However, to the extent that his relationship with that other Person gives rise to a conflict of interest or possible conflict of interest, this Article 3~~3~~4.8 applies only if the existence of that relationship has been authorised by the Board pursuant to Article 3~~3~~4.2.  In particular, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he fails:

(a)	to disclose any such information to the Board or to any Director or other officer or employees of the Company; and/or

(b)	to use or apply any such information in performing his duties as a Director.

34.9
~~33.9~~ Where the existence of a Director’s relationship with another Person has been authorised by the Board pursuant to Article 3~~3~~4.2 and his relationship with that Person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he:

(a)
absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)
makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

34.10	~~33.10~~ The provisions of Articles 3~~3~~4.8 and 3~~3~~4.9 are without prejudice to any equitable principle or rule of Law which may excuse the Director from:

(a)	disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or

(b)
attending meetings or discussions or receiving documents and information as referred to in Article ~~3~~34.9, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

34.11	~~33.11~~ For the purposes of Article 3~~3~~4.5:

(a)	a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified Person or class of Persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

(c)	a Director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a Director, officer or employee of any undertaking in which the Company is interested.

34.12
~~33.12~~ Except as otherwise provided by these Articles, a Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his interest arises only because the resolution falls within one or more of the following matters:

(a)
the giving of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b)
the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)
the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other Directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other Directors have been given or are to be given substantially the same arrangements;

(d)
a Contract, arrangement, transaction or proposal concerning an  offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription, purchase or exchange, in which offer he is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(e)
a Contract, arrangement, transaction or proposal concerning any other undertaking in which he or any Person connected with him is interested, directly or indirectly, and whether as an officer, member, partner, creditor or otherwise if he and any Persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Companies Act) representing one per cent or more of either any class of the equity share capital of such undertaking (or any other undertaking through which his interest is derived) or of the voting rights available to shareholders, members, partners or equivalent of the relevant undertaking (or any interest being deemed for the purpose of this Article 3~~3~~4.12 to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(f)
a Contract, arrangement, transaction or proposal for the benefit of employees and Directors and/or former employees and Directors of the Company or any of its subsidiary undertakings and/or members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any Director any privilege or advantage not generally accorded to the employees and/or former employees to whom such arrangement relates; and

(g)
a Contract, arrangement, transaction or proposal concerning any insurance against any liability which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

34.13
~~33.13~~ Subject to ~~paragraph (c)(iii) of~~ Article 3~~4~~5.3, the Board may suspend or relax to the extent permitted by Law, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors or ratify any transaction not duly authorised by reason of contravention of any such provision.

34.14
~~33.14~~ Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any undertaking in which the Company is interested, the proposals may be divided and considered in relation to each Director separately.  In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

34.15
~~33.15~~ If a question arises at a meeting of the Directors, or a meeting of a committee of the Directors, as to the right of a Director to vote, the question may, before the conclusion of the meeting, be decided by a resolution of a majority of Directors present at the meeting (other than the Director concerned and any other Director having a like interest as such Director) and such resolution shall be final and conclusive.

35.	~~34.~~ PROCEEDINGS OF DIRECTORS

35.1	~~34.1~~ Subject to the provisions of these Articles, the Board may regulate their proceedings as they think fit.

35.2
~~34.2~~ A Director may, and the secretary at the request of a Director shall, call a meeting of the Board by giving notice to each Director.  A notice of a meeting of the Board shall be deemed to be properly given to a Director if given to him personally or by word of mouth, or sent in hard copy to him at his last known address or any other address (if any) as may for the time being be specified by him or on his behalf to the Company for this purpose or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for this purpose.  Any Director may waive the requirement for notice of a meeting and any such waiver may be retrospective.  Any notice pursuant to this Article 3~~4~~5.2 need not be in writing if the Board so determines and any such determination may be retrospective.

~~34.3~~	~~The following provisions shall apply to proceedings of the Board:~~

~~(a)~~
~~Subject to paragraphs (b) and (c) of this Article 34.3, questions arising at a meeting shall be decided by a majority of votes of the Directors present at such meeting who are entitled to vote on such question.  If votes are equal, the resolution will not be passed.~~

~~(b)~~
~~From the date of adoption of these Articles until the Sunset Date, decisions regarding the matters set forth below shall require the vote of two-thirds of the entire Board, including if AK is not serving as Executive Chairman the approval of at least one Independent Director (or, if there are no Independent Directors, a Director who qualifies as independent under the Exchange Rules and is not a Grupo VM Director):~~

~~(i)~~
~~any merger, consolidation, reorganization, recapitalization or other corporate transaction that results in a Change of Control of the Company, or sale of all or substantially all of the Company’s consolidated assets, or the redomiciling of the Company into a different jurisdiction, other than a sale of 100% of the Company Ordinary Shares to a third party in a transaction in which each holder of Company Ordinary Shares receives the same per share consideration, the same form of consideration and otherwise is subject to the same terms and conditions as all other holders of Company Ordinary Shares;~~

~~(ii)~~	~~other than as provided for in Article 4.13, the payment of any special dividend or other distributions outside of the ordinary course of business by the Company;~~

~~(iii)~~	~~the extraordinary purchase, repurchase or redemption of the Company Ordinary Shares outside customary share buy-back programmes;~~

~~(iv)~~	~~the appointment or removal of any member of the Board, otherwise than in accordance with these Articles;~~

~~(v)~~	~~the alteration, amendment or repeal (whether by merger, consolidation, operation of Law, or otherwise) of Articles 5, 19, 24, 25, 30, 32, 33 and 34;~~

~~(vi)~~
~~any increase or decrease in the size of the Board,  otherwise  than  in accordance with these Articles; provided that prior to the fifth anniversary of the date of the Adoption of these Articles, any such decision shall also require the approval of a majority of the Directors who are independent of Grupo VM and otherwise unconflicted with respect to such matter;~~

~~(vii)~~
~~prior to the third anniversary of the adoption of these Articles and subject to Articles 25.6 and 25.12: (A) the removal without cause of the Executive Chairman and (B) the appointment or election of a replacement Executive Chairman;~~

~~(viii)~~	~~the alteration, amendment or repeal of any authorisation given by the Board for the purposes of sections 173(2) and 175 of the Companies Act;~~

~~(ix)~~
~~subject to Article 32.4, the alteration, amendment or repeal of any guidelines established by the Board as at the date of adoption of these Articles regarding the authority and responsibilities of the Executive Chairman;~~

~~(x)~~
~~subject to Article 32.5, the alteration, amendment or repeal of any guidelines established by the Board as at the date of adoption of these Articles regarding the authority and responsibilities of the Executive Vice-Chairman; and~~

~~(xi)~~
~~after the first date on which the Company no  longer  qualifies  for  the controlled company exemption under the applicable Exchange Rules any application by the Company to further seek a controlled company status under the Exchange Rules.~~

~~(c)~~
~~From the date of adoption of these Articles until the earlier of (i) the Sunset Date and (ii) the third anniversary of the adoption of these Articles, decisions regarding the matters set forth below shall require the vote of a majority of the entire Board, including the approval of AK to the extent he holds office as Executive Chairman;  provided, however, that if AK ceases to hold office as Executive Chairman at any time during such period and the Executive Chairman position remains vacant for 90 consecutive days thereafter, decisions regarding the matters set forth below shall~~

~~require the vote of two-thirds of the entire Board until the earliest of (i) such time as the Executive Chairman position is filled in accordance with these Articles, (ii) the Sunset Date and (iii) the third anniversary of the adoption of these Articles:~~

~~(i)~~	~~the incurrence of indebtedness in excess of US$300 million in respect of any single transaction or in a series of related transactions;~~

~~(ii)~~	~~the issuance of shares or other equity interests in the Company in excess of US$300 million in respect of any single transaction or in a series of related transactions;~~

~~(iii)~~
~~the entry into any transaction, agreement or arrangement with any Affiliate of the  Company or any of its Subsidiaries, including Grupo  VM  and  its Affiliates (except that the approval of any Grupo VM Designee shall not be required for any transaction, agreement or arrangement with Grupo VM or any of its Affiliates and the approval of the Executive Chairman shall not be required for any transaction, agreement or arrangement with the Executive Chairman or any of his Affiliates); and~~

~~(iv)~~	~~subject to these Articles, the creation of a Board committee or delegation of authority to any committee of the Board.~~

~~(d)~~
~~From the date of adoption of these Articles until the Sunset Date, the alteration, amendment, repeal or waiver of any shareholder agreement entered into with Grupo VM on the date of adoption of these Articles shall require the vote of a majority of the Directors who are independent of Grupo VM and otherwise unconflicted with respect to such matter.~~

35.3
Prior to the Sunset Date, the approval of a majority of the independent Directors (who are not conflicted in relation to the relevant matter) shall be required to authorize any transaction, agreement or arrangement between Grupo VM or any of its Affiliates or Connected Persons and the Company or any of its Affiliates, or the alteration, amendment, repeal or waiver of any such agreement, including any shareholders’ agreement between the Company and Grupo VM.

35.4
Prior to 31 December 2019, the Board shall not remove the Executive Chairman from office as a Director without cause and no new Executive Directors shall be appointed, in each case, without the approval of a majority of the Directors who are nominees of Grupo VM and a majority of the independent Directors.

35.5
~~34.4~~ No business shall be transacted at any meeting of the Board unless a quorum is present.  The quorum at a meeting of the Board shall be a majority of the Directors then in office.  Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no Director objects.  A Director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting.  An alternate Director, who is not himself a Director shall, if his appointor is not present but is entitled to be counted in the quorum, be counted in the quorum.

35.6
~~34.5~~ The Directors may at any time elect from their number, and remove, a chairman of the Board and a deputy chairman.  Unless he is unwilling to do so, the Director appointed as chairman, or in his stead the Director appointed as deputy chairman, shall preside at all meetings of the Board at which he is present.  If there is no Director holding either office, or if neither the chairman nor the deputy chairman is present within five minutes after the time appointed for the meeting, or if the chairman or deputy chairman is not willing to preside, the Directors present may choose one of their number to be chairman of the meeting.

35.7
~~34.6~~ All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any Director, any member of the committee or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, or that the meeting was not quorate (provided that the Directors present at the inquorate meeting believed, in good faith, that the meeting was quorate and made all such enquiries as were reasonable in the circumstances to establish that the meeting was quorate), be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote and that the meeting was quorate.

35.8
~~34.7~~ A resolution in writing agreed to by all the Directors entitled to receive notice of a meeting of the Board or of a committee of the Board and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the Board or of a committee of the Board shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) of that committee, duly convened and held.  A resolution in writing is adopted when the Company receives from all such Directors a document indicating their agreement to the proposed resolution either by being signed or otherwise authenticated in the manner permitted by the Companies Act for a document in the relevant form, sent in either hard copy or electronic form (including facsimile transmission) to such address (if any) for the time being specified by the Company for that purpose.  A resolution agreed to by an alternate Director need not also be agreed to by his appointor and, if it is agreed to by a Director who has appointed an alternate Director, it need not also be agreed to by the alternate Director in that capacity.

35.9
~~34.8~~ Without prejudice to Article 3~~4~~5.1, a meeting of the Board or of a committee of the Board may consist of a conference between Directors who are not all in one place, but each of whom is able (whether directly or by conference telephone or by any other form of communication equipment) to hear each of the other participating Directors, and to speak to and be heard by each of the others simultaneously.  A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in the quorum accordingly and the word “meeting”  in these Articles shall be construed accordingly.  Such meeting shall be deemed to take place where it is convened to be held or (if no Director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is located.

36.	~~35.~~ MINUTES

36.1	~~35.1~~ The Directors shall cause minutes to be made in books kept for the purpose:

(a)	of all appointments of officers made by the Directors; and

(b)
of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting.

36.2
~~35.2~~ Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

37.	~~36.~~ SECRETARY

Subject to the provisions of the Companies Act, the secretary shall be appointed by the Board for such term, at such remuneration and on such other conditions as they think fit. Any secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

38.	~~37.~~ THE SEAL

38.1
~~37.1~~ The seal shall be used only by the authority of a resolution of the Board or of a committee of the Board.  The Board may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it.  Unless otherwise determined by the Board:

(a)
share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical, electronic or other means or may be printed on it; and

(b)
every other instrument to which the seal is affixed shall be signed by two authorised persons or by a Director in the presence of a witness who attests the signature and for this purpose an authorised person is any Director or the secretary of the Company.

38.2
~~37.2~~ Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document.  A document executed, with the authority of a resolution of the Board, in any manner permitted by section 44(2) of the Companies Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.

38.3	~~37.3~~ Subject to the provisions of the Companies Act, the Company may have an official seal for use in any place.

39.	~~38.~~ REGISTERS

39.1
~~38.1~~ Subject to the provisions of the Companies Act, the Company may keep an overseas or local register in any place, and the Board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

39.2	~~38.2~~ Any Director or the secretary or any other person appointed by the Board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a)	any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;

(b)	any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the Board or any committee of the Board, whether in hard copy form or electronic form; and

(c)	any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the Board or a committee of the Board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all Persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of any proceedings at a duly constituted meeting.

40.	~~39.~~ DIVIDENDS

40.1	~~39.1~~ The rights as regarding income attaching to the ~~Company~~ Ordinary Shares shall be as set out in this Article ~~39~~40.

~~39.2~~
~~Subject to Article 39.3, the Company undertakes, following each occasion on which it receives proceeds under the R&W Policy (after deducting taxes applicable to such proceeds, if any) (“R&W Proceeds”), and without resolution of the Board or the Company in general meeting and before application of any available profits to reserve or for any other purpose (including making any other distribution or paying any other dividend to holders of Company Ordinary Shares), to pay the holders of the Ordinary Shares an aggregate total amount equal to the R&W Proceeds (after deducting taxes applicable to such proceeds, if any) (“Preferred Dividend”), on the twentieth clear business day after receiving the R&W Proceeds.~~

~~39.3~~
~~If the Company is unable to pay the Preferred Dividend in full on the due date because there are insufficient profits available for distribution, it shall pay the Preferred Dividend on that date to the extent that it is lawfully able to do so and the remaining portion of such Preferred Dividend as soon as it may lawfully do so.  Each Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any Preferred Dividend and the holder of each Ordinary Share shall receive its pro rata portion of the Preferred Dividend rounded down to the nearest cent (such rounding to be in the sole discretion of the Board).~~

~~39.4~~
~~Subject to Articles 39.2, 39.3, 39.9, 39.10 and 41.2 and provided any outstanding Preferred Dividend has been paid in full, the holder of each Company Ordinary Share shall be entitled to receive all of the distributable profits available and declared by the Directors for distribution by way of a dividend amongst the holders of the Company Ordinary Shares.  Each Company Ordinary Share shall rank equally with all other Company Ordinary Shares in the capital of the Company for any dividend and the holder of each Company Ordinary Share shall receive its pro rata portion of any dividend rounded down to the nearest cent (such rounding to be in the sole discretion of the Board).~~

40.2
~~39.5~~ Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

40.3
~~39.6~~ Subject to the provisions of the Companies Act and to Article ~~39.1~~40.7, the Board may pay interim dividends, whether or not satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate, of such amounts and on such dates and in respect of such periods as they may think fit if it appears to them that they are justified by the profits of the Company available for distribution.  If the share capital is divided into different classes, the Board may:

(a)
pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non- preferred rights if at the time of payment, any preferential dividend is in arrears; and

(b)	pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment;

If the Board acts in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.  Where any distribution is satisfied wholly or partly by the distribution of assets, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

40.4
~~39.7~~ Dividends may be declared and paid in any currency or currencies that the Board shall determine.  The Board may also determine the exchange rate and the relevant date for determining the value of any dividend in any currency.

40.5
~~39.8~~ Subject to the provisions of the Companies Act and except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid.  If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly.  In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.  For the purpose of this Article ~~39~~40.~~8~~5, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

40.6
~~39.9~~ Subject to Article ~~39.1~~40.7, a general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate.

40.7
~~39.10~~ Unless otherwise approved by the vote by two-thirds of the ~~entire~~ Board and approved by an ordinary resolution of the Company, where the securities of another body corporate are distributed, they must only be distributed to holders of ~~Company~~ Ordinary Shares on the basis that the holders of ~~Company~~ Ordinary Shares receive the identical class of securities of that other body corporate on an equal per share basis.

40.8	~~39.11~~ Any dividend or other money payable in respect of a share may be paid:

(a)	in cash;

(b)	by cheque or warrant made payable to or to the order of the holder or Person entitled to payment;

(c)
by direct debit, bank or other funds transfer system to the holder or Person entitled to payment or, if practicable, to a Person designated by notice to the Company by the holder or Person entitled to payment; or

(d)	by any other method approved by the Board and agreed (in such form as the Company thinks appropriate) by the holder or Person entitled to payment.

40.9	~~39.12~~ If two or more Persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a)	pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for the payment; and

(b)	for the purpose of Article ~~39~~40.~~11~~8, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

40.10	~~39.13~~ A cheque or warrant may be sent by post:

(a)	where a share is held by a sole holder, to the registered address of the holder of the share;

(b)	if two or more Persons are the holders of the share, to the registered address of the Person who is first named in the register of members;

(c)
if two or more Persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of Law, as if it were a notice to be sent under Article 4~~6~~7.12; or

(d)	in any case to such Person and to such address as the Person entitled to payment may direct by notice to the Company.

40.11
~~39.14~~ Every cheque or warrant shall be made payable to the order of or to the Person or Persons entitled or to such other Person as the Person or Persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company.  Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or Person entitled.  The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article ~~39~~40.~~11~~8.

40.12	~~39.15~~ The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a)	in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b)	following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of these Articles, shall recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the Person or Persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

40.13
~~39.16~~ The Board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share.  Where a Person is entitled by transmission to a share, the Board may retain any dividend payable in respect of that share until that Person (or that Person’s transferee) becomes the holder of that share.

40.14	~~39.17~~ No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

40.15
~~39.18~~ Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.  The payment of any unclaimed dividend or other money payable in respect of a share may (but need not) be paid by  the Company into an account separate from the Company’s own account.  Such payment shall not constitute the Company a trustee in respect of it.

40.16	~~39.19~~ All amounts payable by the Company pursuant to these Articles, including dividends, shall be paid without any withholding or deduction, save as may be required by applicable Law.

41.	~~40.~~ SCRIP DIVIDENDS

41.1
~~40.1~~ The Board may offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend subject to the following terms and conditions:

(a)
Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forego (each a new share).  For this purpose, the value of each new share shall be:

(i)
equal to the average quotation for the relevant shares in the capital of the Company, that is, the average of the closing prices for those shares on the Exchange as derived from such source as the Board may deem appropriate, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent business days; or

(ii)	calculated in any other manner the Board considers fit;

but shall never be less than the par value of the new share.  A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(b)	Each holder of shares shall only be entitled to new ~~Company~~ Ordinary Shares.

(c)
On or as soon as possible after announcing that any dividend is to be declared or recommended, the Board, if it intends to offer an election in respect of that dividend, shall also announce that intention.  If, after determining the basis of allotment, the Board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d)
The Board shall not proceed with any election unless the Board has sufficient authority to allot shares and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e)
The Board may exclude from any offer any holders of shares where the Board believes the making of the offer to them would or might involve the contravention of the Laws of any territory or that for any other reason the offer should not be made to them.

(f)
The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the “elected ordinary shares”) and instead such number of new shares shall be allotted to each holder of elected ordinary shares as is arrived at on the basis stated in paragraph (a) of this Article 4~~0~~1.1.  For that purpose the Board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (a) of this Article 4~~0~~1.1.

(g)
The new shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend in lieu of which they were allotted.

(h)
No fraction of a share shall be allotted.  The Board may make such provisions as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i)
The Board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article ~~40~~1.1 or otherwise in connection with any offer made pursuant to this Article 4~~0~~1.1 and may authorise any Person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters Any agreement made under such authority shall be effective and binding on all concerned.

(j)	The Board may, at its discretion, amend, suspend or terminate any offer pursuant to the above.

42.	~~41.~~ CAPITALISATION OF PROFITS

42.1
~~41.1~~ The Board may, subject to the provisions of this Article ~~41~~2.1, Article 4~~1~~2.2 and Article ~~41~~2.3 inclusive, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and:

(a)
appropriate the  sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend;

(b)
apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article 4~~1~~2.1, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)	allot the shares, debentures or other obligations credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other;

(d)
resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(e)
where shares or debentures become, or would otherwise become, distributable under this Article 4~~1~~2.1 in fractions, make such provision as the Board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any Person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f)	authorise any Person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(i)	the allotment to members respectively, credited as fully paid, of any further shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii)
the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sums resolved to be capitalised, and any agreement made under such authority being binding on all such members, and

(g)	generally do all acts and things required to give effect to such resolution as aforesaid.

42.2
~~41.2~~ In exercising its authority under Article 4~~1~~2.1, unless approved by the vote of two-thirds of the ~~entire~~ Board and approved by an ordinary resolution of the Company, the Board may only resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and to issue and allot ~~Company~~ Ordinary Shares, as otherwise contemplated by Article ~~41~~2.1, to holders of ~~Company~~ Ordinary Shares on an equal per share basis.

42.3	~~41.3~~

(a)
Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for  or  with respect  to shares on terms which provide (inter aim)  for adjustments to the subscription, exercise or base price payable on the exercise of such award or to the number of shares to be allotted upon the exercise, or with respect to, such award, in the event of any increase or reduction in, or other reorganisation of, the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription, exercise or base price for any share being less than its nominal value, then, subject to the provisions of the Companies Act, the Directors may, on the exercise of any of the awards concerned and payment of the subscription, exercise or base price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in Article 4~~1~~2.1 above (as if such Article 4~~1~~2.1 did not make reference to Article ~~41~~2.2) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly.  The provisions of Article ~~41~~2.1 shall apply mutatis mutandis to this Article 4~~1~~2.3 as if Article 4~~1~~2.1 did not make reference to Article 4~~1~~2.2.

(b)
Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares, then, subject to the provisions of the Companies Act, the Directors may, on the grant, exercise or vesting of any of the awards concerned, capitalise any such profits or other sum as is mentioned in Article 4~~1~~2.1 above (as if such Article 4~~1~~2.1 did not make reference to Article 4~~1~~2.2) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the grant, exercise or vesting of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly.  The provisions of Article 4~~1~~2.1 shall apply mutatis mutandis to this paragraph (b) as if Article 4~~1~~2.1 did not make reference to Article 4~~1~~2.2.

43.	~~42.~~ RETURN OF CAPITAL

43.1	~~42.1~~ The rights as regards return of capital attaching to the ~~Company~~ Ordinary Shares shall be as set out in this Article.

43.2
~~42.2~~ On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the Company available for distribution among the members shall be applied in the same order of priority as applies in respect of dividends and distributions set out in Article ~~39~~40 (or as close thereto as is possible).

44.	~~43.~~ CHANGE OF THE COMPANY’S NAME

The Company’s name may be changed by resolution approved by the vote of a majority of the Board.

45.	~~44.~~ RECORD DATES

45.1	~~44.1~~ Notwithstanding any other provision of these Articles, and subject to the Companies Act, but without prejudice to any special rights attached to any shares, the Company or the Directors may:

(a)	fix any date as the record date for any dividend, distribution, allotment or issue, which shall not be more than 60 days prior to such action;

(b)
for the purpose of determining which Persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such Persons may cast, specify in the notice of meeting a time by which a Person must be entered on the register in order to have the right to attend or vote at the meeting provided that such time shall not be more than 60 days nor less than 10 days before the date of such meeting and changes to the register after the time specified by virtue of this Article 4~~4~~5.1 shall be disregarded in determining the rights of any Person to attend or vote at the meeting; and

(c)
for the purposes of sending notices to any one or more members (including, without limitation, notices of general meetings, or separate general meetings of the holders of any class of shares in the capital of the Company), give such notices by reference to the register of members as it stands at the close of business on a day determined by the Company or the Board, which day may not be more than 60 days before the day that such notices are sent.

45.2
~~44.2~~ In the case of determination of members entitled to vote at any general meeting or adjournment thereof, or a separate general meeting of the holders of any class of shares in the capital of the Company, the record date shall, unless otherwise required by the Companies Act, not be more than 60 days nor less than 10 days before the date of such meeting.

45.3	~~44.3~~ In the case of any other lawful action, and save as otherwise provided by these Articles, the record date shall not be more than 60 days prior to such other action.

46.	~~45.~~ ACCOUNTS

46.1
~~45.1~~ No member (as such, other than a Director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

46.2
~~45.2~~ Subject to the Companies Act, a copy of the Company’s annual accounts and reports for that financial year shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Act, be sent to every member and to every holder of the Company’s debentures, and to every Person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Act or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.  A copy need not be sent to a Person for whom the Company does not have a current address.

46.3
~~45.3~~ Subject to the Companies Act, the requirements of Article 4~~5~~6.2 shall be deemed satisfied in relation to any Person by sending to the Person, instead of such copies, a summary financial statement derived from the Company’s annual accounts and directors’ report, which shall be in the form and containing the information prescribed by the Companies Act and any regulations made under the Companies Act.

47.	~~46.~~ NOTICES AND OTHER COMMUNICATIONS

47.1	~~46.1~~ Any notice to be given to or by any Person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

47.2	~~46.2~~ Any notice, document or information may (without prejudice to Articles 4~~6~~7.9 and 4~~6~~7.10) be given, sent or supplied by the Company to any member either:

(a)	personally;

(b)	by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given to the Company for that purpose, or by leaving it at that address;

(c)
subject to Article 4~~6~~7.3, by sending it in electronic form to a Person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d)	subject to the provisions of the Companies Act, by making it available on a website, provided that the requirements in (i) to (iv) below are satisfied.

The requirements referred to in paragraph (d) are that:

(i)
the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(ii)
the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (notification of availability); and

(iii)
in the case of a notice of meeting, the notification of availability states that it concerns a notice of a Company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and

(iv)
the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Companies Act, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

47.3
~~46.3~~ The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic  means for the sending of notices, other documents and proxy appointments by the Company to members or Persons entitled by transmission and by members or Persons entitled by transmission to the Company.

47.4	~~46.4~~ In the case of joint holders of a share:

(a)
it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (first named holder) only and any notice, document or other information so sent shall be deemed for all purposes sent to all the joint holders; and

(b)
the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

47.5	~~46.5~~ The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

47.6	~~46.6~~ For the avoidance of doubt, the provisions of Articles 4~~6~~7.1 to 4~~6~~7.5 are subject to Article 17.5.

47.7
~~46.7~~ A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

47.8
~~46.8~~ Every Person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the Person from whom he derives his title, but this Article 4~~6~~7.8 does not apply to a notice given under section 793 of the Companies Act.

47.9	~~46.9~~ Subject to the Companies Act, where by reason of the suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by public announcement.  The Company shall send a copy of the notice to members in the same manner as it sends notices under Articles 4~~6~~7.1 to ~~46~~7.5 inclusive if at least seven clear days before the meeting the posting of notices again becomes practicable.

47.10
~~46.10~~ Subject to the Companies Act, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which Article 4~~6~~7.9 applies, shall be sufficiently given, sent or supplied if given by public announcement.

47.11	~~46.11~~ Any notice, document or information given, sent or supplied by the Company to the members or any of them:

(a)	by hand shall be deemed to have been received by the member when it is handed to the member or left at his registered address;

(b)
by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent or supplied;

(c)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(d)
by electronic means, shall be deemed to have been received by the member on the day following that on which it was sent or supplied Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent or supplied and such notice, document or information shall be deemed received by the member at that time notwithstanding that the Company becomes aware that the member has filed to receive the relevant notice, document or information for any reason and notwithstanding that the Company subsequently sends or supplies a hard copy of such document or information by post to the member;

(e)
by making it available on a website, shall be deemed to have been received on the date on which the notice, document or information was first made available on the website or, if later, when the member is deemed to have been received notification of the fact that the notice, document or information was available on the website in accordance with this Article 4~~6~~7.11 and such notice, document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has filed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post to the member, or

(f)	by means of a Depositary, shall be deemed to have been received 24 hours after the Company, or Person acting on the Company’s behalf, gives the notice, document or information to the Depositary.

47.12
~~46.12~~ Any notice, document or information may be given, sent or supplied by the Company to the Person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of Law by sending or delivering it in any manner that the Company may choose authorised by these Articles for the sending of notice, document or information to a member addressed to that Person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar description, at the address, if any, as may be supplied for that purpose by the Person claiming to be so entitled.  Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission had not occurred.

47.13
~~46.13~~ If on three consecutive occasions, or on one occasion and reasonable enquiries have failed to establish the member’s address, notices, documents or information sent or supplied to a member by post have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address, or shall have informed the Company, in such a manner as may be specified by the Company, of an electronic address.  For the purposes of this Article 4~~6~~7.13, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this Article 4~~6~~7.13 entitles the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Articles.  Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

47.14	~~46.14~~ Where a document is required under these Articles to be signed by a member or any other Person, if the document is in electronic form, then in order to be valid the document must either:

(a)
incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other Person, in such form as the Directors may approve; or

(b)	be accompanied by such other evidence as the Directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the user of any such mechanisms shall be deemed as having not been received by the Company.  In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Article 17.4 and paragraph (b) of Article 23.6.

48.	~~47.~~ DESTRUCTION OF DOCUMENTS

48.1	~~47.1~~ The Company shall be entitled to destroy:

(a)
any instrument of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b)	any dividend mandate, variation or cancellation of dividend mandates, and notification of change of name or address, at any time after two years from the date on which it is recorded;

(c)	any share certificate which has been cancelled at any time after the expiration of one year from the date on which it is cancelled;

(d)	all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e)	all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use;

(f)
all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded; and

(g)	any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

Any document referred to in this Article ~~47~~8.1 may be destroyed earlier than the relevant date authorised, provided that a permanent record of the document is made which is not destroyed before that date.

48.2	~~47.2~~ It shall be conclusively presumed in favour of the Company that:

(a)	every entry in the register of members purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 4~~7~~8.1 was duly and properly made;

(b)	that every instrument of transfer destroyed in accordance with Article 4~~7~~8.1 was a valid and effective instrument duly and properly registered;

(c)	that every share certificate destroyed in accordance with Article 4~~7~~8.1 was a valid and effective certificate duly and properly cancelled; and

(d)	that every other document destroyed in accordance with Article 4~~7~~8.1 was a valid and effective document in accordance with the particulars in the records of the Company.

provided that

(i)	Article 4~~7~~8.1 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(ii)
nothing in Article 4~~7~~8.1 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with Article 4~~7~~8.1 which would not attach to the Company in the absence of Article 4~~7~~8.1; and

(iii)	references in Article 4~~7~~8.1 to the destruction of any document include references to the disposal of it in any manner.

49.	~~48.~~ WINDING UP

49.1
~~48.1~~ If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by Law, subject to the provisions of the Companies Act:

(a)
divide among the members in specie the whole or any part of the assets, whether they shall consist of property of the same kind or not, of the Company and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as between the members or different classes of members; and

(b)	vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine;

but no member shall be compelled to accept any assets upon which there is a liability.

49.2
~~48.2~~ The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

50.	~~49.~~ INDEMNITY AND INSURANCE

50.1	~~49.1~~ Subject to the provisions of the Companies Act and applicable Law, the Company shall exercise all the powers of the Company to:

(a)
indemnify to any extent any person who is or was a Director, or a Director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b)
indemnify to any extent any person who is or was a Director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the Company’s activities as trustee of an occupational pension scheme;

including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

50.2	~~49.2~~ Subject to the provisions of the Companies Act, the Company may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a)
a Director, officer or employee of the Company, or any body corporate which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b)	a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (a) of this Article ~~49~~50.2 are or have been interested;

including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund

50.3
~~49.3~~ No Director of former Director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles.  The receipt of any such benefit shall not disqualify any person from being or becoming a Director.

51.	~~50.~~ DISPUTE RESOLUTION

51.1
~~50.1~~ The courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity (whether in its own name or in the name of the Company) as such against the Company and/or the Board and/or any of the Directors individually or collectively, arising out of or in connection with these Articles or any non-contractual obligations arising out of or in connection with these Articles.

51.2	~~50.2~~ The governing Law of these Articles is the Law of England and Wales and these Articles shall be interpreted in accordance with the Laws of England and Wales.

51.3
~~50.3~~ For the purposes of Article 5~~0~~1.1, Director shall be read so as to include each and any Director of the Company from time to time in his capacity as such or as an employee of the Company and shall include any former Director of the Company.

Note:  The Amended and Restated Articles shall apply to the Company as if deleted text had been removed and marked text appeared as normal text.